**THE FIRSTMERIT CORPORATION
AND AFFILIATES EMPLOYEES' SALARY
SAVINGS RETIREMENT PLAN**

Amended and Restated Effective January 1, 2014

TABLE OF CONTENTS

**THE FIRSTMERIT CORPORATION AND AFFILIATES
EMPLOYEES' SALARY SAVINGS RETIREMENT PLAN AND TRUST
Amended and Restated Effective, except where separately stated, January 1, 2014**

THIS AGREEMENT, made by and among FIRSTMERIT CORPORATION and its affiliated corporations which are, or in the future, become Participating Employers (hereinafter referred to as the "Employers"); and FIRSTMERIT BANK, N.A. (hereinafter referred to as the "Trustee").

WITNESSETH:

WHEREAS, the Employers participate in a retirement savings plan known as "The FirstMerit Corporation and Affiliates Employees' Salary Savings Retirement Plan" (the "Plan"), which plan was last amended and restated in its entirety effective January 1, 2007, and has been further amended several times since that amendment and restatement; and

WHEREAS, in Section 18.1 of the Plan, the Employers reserved the right to amend the plan by and through their agent, FirstMerit Corporation; and

WHEREAS, the Plan is being amended and restated for all applicable laws, regulations and other guidance, as set forth in Notice 2012-76, in order to satisfy the requirements of a "Cycle C" determination letter filing with the Internal Revenue Service; and

NOW, THEREFORE, the Employers, by and through their agent, FirstMerit Corporation, do hereby amend and restate the Plan its entirety, effective as of January 1, 2014, unless a different effective date is specifically indicated herein, as follows:
\

ARTICLE 1
DEFINITIONS

The following words and phrases as used herein shall have the following meanings unless a different meaning is plainly required by the context.

1.1   **"Administrative Committee"** shall mean the committee appointed by the Compensation Committee to administer the Plan, as provided in Article 16.

1.2   **"Affiliated Employer"** shall mean the Employer and any corporation which is a member of a controlled group of corporations [as defined in Code Section 414(b)] which includes the Employer, any trade or business (whether or not incorporated) which is under common control [as defined in Code Section 414(c)] with the Employer, any organization (whether or not incorporated) which is a member of an affiliated service group [as defined in Code Section 414(m)] which includes the Employer, and any other entity required to be aggregated with the Employer pursuant to regulations under Code Section 414(o).

1.3   **"Aggregate Account"** shall mean the accounts consisting of:

(a) the ESOP Accounts; and

(b) the following accounts

    (i)   Employee 401(k) Account

    (ii)   Catch-up Employee 401(k) Account

Note: effective on and after August 23, 2006, a Member's Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions shall be made directly to the Member's Employee Contribution ESOP Account.

    (iii)   Employee Post-Tax Account
    (iv)   Employee Rollover Account
    (v)   Pre-Merger Employer Account
    (vi)   Employer Transfer Account
    (vii)   Profit Sharing Account
    (viii) Retirement Investment Plan Account
    (ix)   Supplement Retirement Account
    (x)   Discretionary Retirement Contribution Account
    (xi)   Matching Diversification ESOP Account

1.4   **"Beneficiary"** shall mean the person, persons, or trust designated by the Member to receive payments in the event of his death.

1.5   **"Board"** shall mean the Board of Directors of an Employer in office at any time of reference.

1.6   **"Break in Service"** shall mean a Plan Year during which an Employee completes not more than five hundred (500) Hours of Service with any one or more Employers and Affiliated Employers.

1.7   **"Catch-up Employee 401(k) Contribution"** shall mean a contribution made by a Member pursuant to Section 5.2(b).

1.8   **"Catch-up Employee 401(k) Account"** shall mean the account of a Member established and maintained in accordance with Section 5.3.

1.9   **"Code"** shall mean the Internal Revenue Code of 1986, as amended.

1.10   **"Compensation"** shall mean the total earnings paid by the Employer to an Employee during a Plan Year, including salary; wages; commissions; vacation pay; overtime pay (including pay in lieu of vacation); holiday pay; payments for personal or sick days; draws against Compensation (provided that such Compensation is eventually paid during the Plan Year and is not again credited at the time of payment); amounts contributed by the Employee to the Employer's Section 125 plan; the Employee's Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions to this Plan; amounts returned to the Employee under the provisions of Section 5.6 of this Plan; and benefits paid under the Employer's short-term sickness programs, but excluding the following amounts: bonuses (including but not limited to holiday bonuses); credit life incentives and other incentive pay or awards; employee awards, including but not limited to referral awards and gift certificates; advance payments of the earned income credit; severance awards and other settlements made in connection with the Employee's termination of employment with the Employer; taxable educational assistance benefits under the Employer's Section 127 plan; flexible benefit amounts that the Employee has elected to receive as cash rather than contribute to other benefit plans; imputed income on group-term life insurance; amounts attributable to Employer-provided automobiles; and taxable workers' compensation benefits. Effective on and after January 1, 2007, Compensation shall also include amounts which are otherwise excluded from a Member's gross income in accordance with Section 132(f) of the Code regarding qualified transportation fringe expenses.

In addition to other applicable limitations set forth in the Plan and notwithstanding any other provision of the Plan to the contrary, the Compensation of each Employee taken into account under the Plan for each Plan Year shall not exceed the dollar limitation set forth in Code Section 401(a)(17)(A), as adjusted by Code Section 401(a)(17)(B).

With respect to Compensation paid in Plan Years beginning on or after July 1, 2007, Employee 401(k) Contributions can only be made with respect to amounts that are treated as 415 Compensation. In addition, the amounts described above otherwise meeting the definition of Compensation may only be treated as 415 Compensation if such amounts are paid by the later of 2½ months after "severance from employment" [within the meaning of Treasury Regulation 1.415(a)-1(f)(5)] from the Employer or the end of the Limitation Year that includes the date of severance from employment from the Employer.

Notwithstanding the foregoing, Compensation shall exclude amounts paid to an Employee prior to the date the Employee became a Member in accordance with Section 2.1.

1.11 **"Compensation Committee"** shall mean the committee appointed by the Board of FirstMerit Corporation to have the responsibilities set forth in Article 15.

1.12 **"Discretionary Employer Contribution"** shall mean the amount contributed by the Employer in accordance with Section 5.1.

1.12A **"Discretionary Employer Contribution Account"** shall mean the account established pursuant to Section 5.1.

1.13 **"ERISA"** shall mean the Employee Retirement Income Security Act of 1974, as amended.

1.14 **"Employee"** shall mean any person who is employed by the Employer except (a) Leased Employees (or a person who would be classified as a Leased Employee but for the fact that such person did not work on a substantially full-time basis for a period of one year) and (b) employees whose employment is governed by the terms of a collective bargaining agreement between employee representatives [within the meaning of Code Section 7701(a)(46)] and the Employer under which retirement benefits were the subject of good-faith bargaining between the parties unless such agreement expressly provides for coverage in this Plan.

In the case of an individual who is not eligible to participate in this Plan because he is in a category of employees excluded from participation and who subsequently becomes eligible to participate in this Plan by virtue of a change to eligible status, all service with the Employer, including service rendered prior to his becoming eligible to participate, shall be included for eligibility and vesting purposes under this Plan.

For purposes of applying the nondiscrimination rules of Code Section 410, "Employee" shall include any Leased Employee unless the exclusion set forth in Section 1.38 applies.

The term "Employee" shall exclude any person who is performing services for the Employer or an Affiliated Employer pursuant to an agreement, contract or arrangement under which such individual is designated, characterized, or classified as an independent contractor, consultant or any category or classification other than an employee, without regard to whether any determination by an agency, governmental or otherwise, or court concludes that such classification or characterization was in error.

1.15 **"Employee Contribution ESOP Account"** shall mean the account of a Member established and maintained in accordance with Section 20.2 that reflects the shares of Employer Stock allocated to such Member under the ESOP in accordance with Section 20.2.

1.16 **"Employee 401(k) Contribution"** shall mean the amount of the Member's Compensation contributed to the Plan by the Employer in accordance with Section 5.2(a).

1.17 **"Employee 401(k) Account"** shall mean the account of a Member established and maintained in accordance with Section 5.3. This account was referred to in the Plan as the "Voluntary Pre-Tax Employee Contribution Account" prior to January 1, 2002.

1.18 **"Employee Post-Tax Contribution"** shall mean the amount contributed to the Plan by a Member in accordance with the provisions of the Plan as in effect prior to January 1, 1987 and previously known as "Voluntary After-Tax Employee Contributions."

1.19 **"Employee Post-Tax Account"** shall mean the account of a Member established and maintained in accordance with Article 6. This account was referred to in the Plan as the "Voluntary After-Tax Contribution Account" prior to January 1, 2002.

1.20 **"Employee Rollover Contribution"** shall mean the amount, if any, contributed by or on behalf of a Member in accordance with Section 7.1.

1.21 **"Employee Rollover Account"** shall mean the account of a Member established and maintained in accordance with Section 7.2. This account was referred to in the Plan as the "Rollover Contribution Account" prior to January 1, 2002.

1.22 **"Employer"** shall mean FirstMerit Corporation and any other business organization which succeeds to its business and elects to continue this Plan by becoming a signatory hereto. The term "Employer" shall also include any "Participating Employer" which adopts or has adopted this Plan in accordance with Article 17.

1.23   **"Employer Stock"** shall mean the common stock of FirstMerit Corporation or, if such stock fails at any time to constitute "employer securities" as defined in Code Section 409(1) and "qualifying employer securities" as defined in Code Section 4975(e)(8), such other class of securities of the Employer as shall constitute "employer securities" as defined in Code Section 409(1) and "qualifying employer securities" as defined in Code Section 4975(e)(8).

1.24   **"Employer Transfer Account"** shall mean the account established as a result of the merger of another plan into and with this Plan, and which maintains a record of the Member's account balance attributable to employer profit sharing contributions made on behalf of the Member while a participant in such other plan prior to the merger. This account was referred to in the Plan as the "Pre-Merger Profit Sharing Account" prior to January 1, 2002.

1.25   **"Employment Commencement Date"** shall mean the date upon which an Employee is first credited with an Hour of Service.

1.26   **"Employment Recommencement Date"** shall mean the date a rehired Employee is first credited with an Hour of Service after a Period of Severance.

1.27   **"Entry Date"** shall mean January 1, April 1, July 1, and October 1 of each year.

1.28   **"ESOP"** shall mean the employee stock ownership plan established pursuant to Article 20.

1.29   **"ESOP Account"** shall mean the account established for a Member pursuant to Section 20.2 which shall include the sum of the balances in a Member's Employee Contribution ESOP, Matching Contribution ESOP, Employee Retirement ESOP, and Supplemental Retirement ESOP Accounts.

1.30   **[Reserved]**

1.31   **"415 Compensation"** shall mean the Member's wages, salaries, fees for professional service, and other amounts received (without regard to whether or not an amount is paid in cash) for personal services actually rendered in the course of employment with the Employer and Each Affiliated Employer to the extent that such amounts are includible in gross income, including all those items specified in Treasury Regulation §1.415-2(b), and excluding all those items specified in Treasury regulation §1.415-2(c) . The term "415 Compensation" includes all compensation actually paid or made available to the Member for the entire Limitation Year, even though the Member may not have been a Member for the entire Limitation Year. For purposes of this Section 1.31, the determination of 415 Compensation shall be made by including a Member's elective deferrals, as defined in Code Section 402(g)(3), and any amount which is contributed or deferred by an Employer at the election of the Member and which is not includable in the gross income of the Member by reason of Code Section 125, 132(f)(4), or 457(b).

Effective for Limitation Years beginning on and after January 1, 2007, except as provided below, the following amounts otherwise meeting the definition of 415 Compensation may only be treated as 415 Compensation if such amounts are paid by the later of 2½ months after "severance from employment" [within the meaning of Treasury Regulation 1.415(a)-1(f)(5)] from the Employer or the end of the Limitation Year that includes the date of severance from employment from the Employer:

(a)   Regular payments received by the Member after severance from employment if (i) the payments are regular compensation for services during the Member's regular working hours or compensation for services outside the Member's regular working hours (such as overtime or shift differential), commissions, bonuses or other similar payments; and (ii) the payments would have been paid to the Member prior to severance from employment if the Member had continued in employment with the Employer.

(b)   Payment for unused accrued bona fide sick, vacation, or other leave received by the Member after severance from employment, but only if (i) the Member would have been able to use the leave if employment continued and (ii) such amounts would have been included in the definition of compensation if paid prior to the Member' severance of employment with the Employer.

Notwithstanding the foregoing, 415 Compensation shall include, regardless of whether paid within the time period specified above, payments to an individual who does not currently perform services for the Employer by reason of Qualified Military Service to the extent the payments do not exceed the amounts the individual would have received if the individual had continued to perform services for the Employer rather than entering into Qualified Military Service.

Notwithstanding the foregoing, 415 Compensation shall not include the following amounts if paid after severance from employment: (a) amounts paid to a Member who is permanently and totally disabled [as defined in Code Section 22(e)(3)]; (b) amounts that are treated as severance pay or parachute payments [within the meaning of Section 280G(b)(2)]; or (c) payments under a nonqualified unfunded deferred compensation plan that would not have been paid at such time without regard to the Member's severance from employment.

For Limitation Years beginning on or after July 1, 2007, 415 Compensation shall be subject to the dollar limitation set forth in Code Section 401(a)(17).

If a plan is terminated effective as of a date other than the last day of the Plan's Limitation Year, the Plan is treated for purposes of this section as if the Plan was amended to change its Limitation Year. As a result of this deemed amendment, the Section 415(c)(1)(A) dollar limit must be prorated under the short Limitation Year rules.

The plan shall incorporate by reference the provisions of Section 415 of the Code and final regulations thereunder not set forth above.

1.32   **"Highly Compensated Employee"** shall mean an Employee described in Code Section 414(q) and the regulations thereunder, and generally means an Employee who performed services for the Employer during the determination year and is in one or more of the following groups:

(a)   Employees who at any time during the determination year or the look-back year were five percent (5%) owners [as defined in Section 4.1(d)(ii)].

(b)   Employees who received 415 Compensation in excess of $80,000, as indexed by the Secretary of Treasury for inflation, in the look-back year.

For purposes of this Section 1.32, the "determination year" shall be the Plan Year for which testing is performed, and the "look-back year" shall be the immediately preceding twelve (12)-month period.

In determining who is a Highly Compensated Employee, Employees who are nonresident aliens and who received no earned income [within the meaning of Code Section 911(d)(2)] from the Employer constituting United States source income within the meaning of Code Section 861(a)(3) shall not be treated as Employees. Additionally, all Affiliated Employers shall be taken into account as a single employer, and Leased Employees shall be considered as Employees unless the exclusion set forth in Section 1.38 applies. The exclusion of Leased Employees for this purpose shall be applied on a uniform and consistent basis for all of the Employer's retirement plans.

1.33   **[Reserved]**

1.34   **[Reserved]**

1.35   **"Hour of Service"** shall mean:

(a)   each hour for which an Employee is directly or indirectly paid, or entitled to payment, by the Employer for the performance of duties. These hours shall be credited to the Employee for the computation period or periods in which duties are performed; and

(b)   each hour for which an Employee is directly or indirectly paid, or entitled to payment, by the Employer for reasons (such as vacation, holidays, sickness, disability, layoff, absence for maternity or paternity reasons, jury duty, military duty, leaves of absence, or other similar paid periods) other than the performance of duties. No more than five hundred one (501) Hours of Service shall be credited under this subsection (b) for any single continuous period (whether or not such period occurs in a single computation period). For purposes of this subsection (b), a payment shall be deemed to be made by or due from the Employer regardless of whether such payment is made by or due from the Employer directly, or indirectly through, among others, a trust fund or insurer to which the Employer contributes or pays premiums and regardless of whether any contributions made or due to the trust fund, insurer, or other entity are for the benefit of particular employees or are on behalf of a group of employees in the aggregate. An hour for which an Employee is directly or indirectly paid, or entitled to payment, on account of a period during which no duties are performed is not required to be credited as an Hour of

Service if such payment is made or due under a plan maintained solely for the purpose of complying with applicable workers' compensation or unemployment compensation or disability insurance laws, or if such payment solely reimburses the Employee for medical or medically related expenses incurred by the Employee. Hours of Service under this subsection (b) shall be calculated and credited pursuant to Department of Labor Regulations Section 2530.200b-2, which is incorporated herein by reference; and

(c)   each hour for which back pay, irrespective of mitigation of damages, has been either awarded or agreed to by the Employer. These hours shall be credited to the Employee for the computation period or periods to which the award or agreement pertains, rather than the computation period in which the award, agreement, or payment is made; and

(d)   solely for purposes of determining whether a Break in Service (as defined in Section 1.6) for vesting purposes has occurred in a computation period, an Employee who is absent from work for maternity or paternity leave shall receive credit for the Hours of Service which would otherwise normally have been credited to such Employee but for such absence, or in any case in which such hours cannot be determined, eight (8) Hours of Service per each day of such absence; provided, however, that the total number of hours treated as Hours of Service hereunder by reason of any single maternity or paternity leave shall not exceed five hundred one (501) hours. For purposes of this subsection (d), an absence from work for maternity or paternity leave means an absence (i) by reason of the pregnancy of the Employee; (ii) by reason of a birth of a child of the Employee; (iii) by reason of the placement of a child with the Employee in connection with the adoption of such child by such Employee; or (iv) for purposes of caring for such child for a period beginning immediately following such birth or placement. The Hours of Service credited under this subsection (d) shall be credited in the computation period in which the absence from work begins if the crediting is necessary to prevent a Break in Service in that period or, in all other cases, in the immediately following computation period.

1.36   **"Investment Manager"** shall mean any person, firm, or corporation who is a registered investment adviser under the Investment Advisers Act of 1940, a bank, or an insurance company, and who is appointed to serve under this Plan, as further provided in Section 15.6.

1.37   **"Late Retirement Date"** shall mean the day following the Member's Normal Retirement Age on which the Member elected to retire.

1.38   **"Leased Employee"** shall mean any person (other than an employee of the recipient) who, pursuant to an agreement between the recipient and any other person ("leasing organization"), has performed services for the recipient [or for the recipient and related persons determined in accordance with Code Section 414(n)(6)] on a substantially full-time basis for a period of at least one (1) year, and such services are performed under primary direction or control by the recipient. Contributions or benefits provided a Leased Employee by the leasing organization which are attributable to services performed for the recipient employer shall be treated as provided by the recipient employer.

A Leased Employee shall not be considered an employee of the recipient if Leased Employees do not constitute more than twenty percent (20%) of the recipient's non-highly compensated work force and if such employee is covered by a money purchase pension plan providing:

(a)   a nonintegrated employer contribution rate of at least ten percent (10%) of compensation, as defined in Code Section 415(c)(3), but including any employer contribution under a qualified cash or deferred arrangement to the extent not included in gross income under Code Section 402(e)(3) or 402(h)(1)(B), any amount which the employee would have received in cash but for an election under a cafeteria plan (within the meaning of Code Section 125), and any amount contributed to an annuity contract described in Code Section 403(b) pursuant to a salary reduction agreement;

(b)   immediate participation; and

(c)   full and immediate vesting.

1.39   **"Leave of Absence"** shall mean any absence of an Employee which is authorized by the Employer under the Employer's personnel policies, provided that the Employee returns to active service with the Employer at or prior to the expiration of his Leave of Absence or, if not specified therein, within the period of time which is in accordance with the Employer's policy with respect to permitted absences. No portion of any one Leave of Absence which extends beyond one (1) year shall be a Leave of Absence without the prior approval of the Employer.

1.40   **"Matching Contribution"** shall mean the amounts previously contributed by the Employer as Matching Contributions.

1.41   **"Matching Diversification ESOP Account"** shall mean the account of a Member previously established and maintained to hold Matching Contributions.

1.42   **"Matching Contribution ESOP Account"** shall mean the account of a Member established and maintained in accordance with Section 20.2 that reflects the shares of Employer Stock allocated to such Member under the ESOP in accordance with Section 20.2. The Matching Contribution ESOP Account will hold amounts contributed in accordance with Section 5.2(c)(i) and Section 5.4 until such amounts are diversified as permitted by Section 9.1. Effective January 1, 2002, a Member's Supplemental Matching ESOP Account was merged with his Matching Contribution ESOP Account.

1.43   **"Member"** shall mean any person included in the membership of the Plan as provided in Article 2 hereof. Where the context may require, a "Member" shall also include a former Member who is entitled to receive a benefit from the Plan.

1.44   **"[Reserved]**

1.45   **"Normal Retirement Age"** shall mean the Member's sixty-fifth (65th) birthday.

1.46   **"Normal Retirement Date"** shall mean the Member's Normal Retirement Age.

1.47 **"One-Year Period of Severance"** shall mean a twelve (12)-consecutive-month period beginning on an Employee's Severance from Service Date and ending on the first anniversary of such date, provided that the Employee fails to complete an Hour of Service with the Employer during such twelve (12)-consecutive-month period.

1.48 **"Participating Employer"** shall mean any Affiliated Employer or successor corporation as may, with the consent of the Board of FirstMerit Corporation, adopt this Plan. As of the date this Plan is executed, Participating Employer shall include FirstMerit Bank, N.A., Mobile Consultants Inc., FirstMerit Mortgage Corp., FirstMerit Title Agency, LTD, FirstMerit Equipment Finance Leasing, FirstMerit Insurance Agency, Abell & Associates Inc., and FirstMerit Wealth Management Services Inc.

1.49 **"Period of Service"** shall mean the period of time commencing on an Employee's Employment Commencement Date or Employment Recommencement Date, whichever is applicable, and ending on his Severance from Service Date.

The following Periods of Severance shall be taken into account in determining an Employee's Period of Service for eligibility purposes:

(a) If an Employee severs from service by reason of a quit, discharge, or retirement and then completes an Hour of Service within twelve (12) months of his Severance from Service Date, his Period of Severance shall be taken into account hereunder.

(b) If an Employee severs from service by reason other than quit, discharge, or retirement and during such absence a quit, discharge, or retirement occurs, his Period of Service shall take into consideration the period after the quit, discharge or retirement and the 6 month anniversary the Employee was first absent from service, if the Employee returns to service and completes an Hour of Service prior to the 6 month anniversary of such absence.

1.50 **"Period of Severance"** shall mean the period of time commencing on an Employee's Severance from Service Date and ending on his Employment Recommencement Date, if any.

1.51 **"Plan"** or **"Agreement"** shall mean this instrument, including all amendments thereto.

1.52 **"Plan Year"** shall mean the calendar year.

1.53 **"Pre-Merger Employer Account"** shall mean the account established as a result of the merger of another plan into and with this Plan, and which maintains a record of the Member's account balance attributable to employer matching contributions made on behalf of the Member while a participant in such other plan prior to the merger. This account was referred to in the Plan as the "Pre-Merger Matching Contribution Account" prior to January 1, 2002.

1.54 **"Profit Sharing Contributions"** shall mean the amount contributed by the Employer in accordance with Section 5.11.

1.55   **"Profit Sharing Contribution Account"** shall mean the Account of a Member established and maintained in accordance with Section 5.11.

1.55A   **"Qualified Military Service"** shall have the meaning as set forth in Section 2.5(a)(iii).

1.56   **"Retirement Investment Plan Contribution"** shall mean the amount contributed by the Employer in accordance with Section 5.12.

1.57   **"Retirement Investment Plan Account"** shall mean the account of a Member established and maintained in accordance with Section 5.12.

1.58   **"Severance from Service Date"** shall mean the earlier of:

(a)   the date on which an Employee quits, retires, is discharged, or dies; or

(b)   the first anniversary of the first date of a period in which an Employee remains absent from service (with or without pay) with the Employer for any reason other than quit, retirement, discharge, or death, such as vacation, holiday, sickness, disability, Leave of Absence, or layoff.

Notwithstanding the preceding paragraph, in the case of an Employee who is absent from service beyond the first anniversary of the first day of absence by reason of maternity or paternity leave, the Severance from Service Date is the second anniversary of the first date of such absence. The period between the first and second anniversaries of the first date of absence from work is neither a Period of Service nor a Period of Severance. For purposes of this paragraph, an absence from work for maternity or paternity leave means an absence (i) by reason of the pregnancy of the Employee; (ii) by reason of a birth of a child of the Employee; (iii) by reason of the placement of a child with the Employee in connection with the adoption of such child by such Employee; or (iv) for purposes of caring for such child for a period beginning immediately following such birth or placement.

1.59   **"Spouse"** or **"Surviving Spouse"** shall mean an individual who is recognized as being legally married to the Participant under federal law at the applicable time, provided that a former spouse will be treated as the Spouse or Surviving Spouse and a current spouse will not be treated as the Spouse or Surviving Spouse to the extent provided under a qualified domestic relations order as described in Code Section 414(p). Effective on and after September 16, 2013, or such earlier date as required by the Internal Revenue Service, for this purpose the a Spouse shall include an individual married to a Member in a same-sex marriage that was validly entered into in a jurisdiction whose laws authorize the marriage, even if the Member or the individual resides in a domestic or foreign jurisdiction that does not recognize the validity of the same-sex marriage.

1.60   **[Reserved]**

1.61   **"Supplemental Retirement ESOP Account"** shall mean the account of a Member established and maintained in accordance with Section 5.1 and Section 20.2 that reflects the shares of Employer Stock allocated to such Member under the ESOP in accordance with Section 20.2.

1.62 **"Total and Permanent Disability"** shall mean a physical or mental condition by reason of which an Employee is completely unable to perform the duties of his regular occupation and is receiving long-term disability payments under a plan of the Employer or disability benefit payments under Title II of the Federal Social Security Act.

1.63 **"Trust"** shall mean the legal entity maintained under Article 14.

1.64 **"Trustee"** shall mean FirstMerit Bank, N.A., or any successor trustee or trustees designated by the Compensation Committee, with the approval of the Board of FirstMerit Corporation, and named in this Agreement or any amendment thereto.

1.65 **"Valuation Date"** shall mean each business day of each Plan Year on which the fair market values of the investment funds established by the Administrative Committee pursuant to Section 9.5 are available. Notwithstanding the foregoing, in the case of a transaction involving the Plan and a disqualified person, the valuation date is the date of the transaction.

1.66 **"Year of Service"** shall have the following meanings:

(a) The term "Year of Service," when applied to vesting, shall mean any Plan Year in which an Employee completes at least one thousand (1,000) Hours of Service with an Employer, whether or not he was a Member at the time such service was rendered. Except as may otherwise be provided in this Section 1.66, all of an Employee's service with an Employer, including service with any Affiliated Employer, shall be included in determining his Years of Service hereunder.

In the event an Employee incurs a Break in Service and is rehired by an Employer, such Employee's Years of Service before the Break in Service shall be aggregated with his Years of Service after the Break in Service for vesting purposes, subject, however, to the following conditions:

(i) Years of Service prior to a Break in Service shall not be counted until such time as the Employee has completed a Period of Service (as defined in Section 1.49) of at least six (6) months (three months effective on and after January 1, 2007).

(ii) If such Employee had a nonforfeitable right to any portion of his Aggregate Account at the time of his termination of service, his Years of Service prior to such termination of service shall be included in determining his aggregate Years of Service for vesting purposes.

(iii) If such Employee did not have a nonforfeitable right to any portion of his Aggregate Account at the time of his termination of service, he shall forfeit those Years of Service otherwise credited under (ii) above if the number of his consecutive Breaks in Service equals or exceeds the greater of five (5) or the aggregate number of his Years of Service preceding such Breaks in Service. If any Years of Service may be disregarded under this subparagraph (iii), such Years of Service shall also be disregarded in applying this subparagraph (iii) to any subsequent Break in Service.

(b)   When used to determine a Member's points for purposes of allocating Discretionary Employer Contributions, "Year of Service" shall mean the number of whole years of service in the period commencing with his latest Employment Commencement Date or Employment Recommencement Date and ending on the last day of the Plan Year. No credit shall be given for fractional years of service or service of less than a whole year. In no event shall a Member receive credit for service under this paragraph for any Period of Severance or for any Period of Service prior to a Period of Severance.

In determining an Employee's Years of Service for any purpose under this Plan, service with any Affiliated Employer (including service with a Participating Employer prior to the date it became an Affiliated Employer and service with any predecessor of such a Participating Employer) shall be included.

ARTICLE 2
MEMBERSHIP

2.1   **Eligibility for Membership.** An Employee who is a Member of the Plan on January 1, 2014 shall remain a Member of the Plan. An Employee who is not a Member of the Plan on January 1, 2014, shall become a Member of the Plan on the first Entry Date coinciding with or next following his or her completion of a Period of Service (as defined in Section 1.49) of at least three (3) months and the attainment of age twenty-one (21), provided that such person is still in the employ of the Employer on such Entry Date. However, no Employee shall become a Member of the Plan prior to the date on which such person's Employer became a Participating Employer.

2.2   **Reparticipation Upon Reemployment.**

(a)   A former Member who is rehired by an Employer shall commence participation in the Plan on the date of such person's Employment Recommencement Date, provided such person: (i) had a vested interest in any of his or her Aggregate Account; and (ii) remains an eligible Employee on the date of his or her rehire. A former eligible Member who terminated employment without a vested interest in any of his or her Aggregate Account shall also commence participation in the Plan on the date of such person's Employment Recommencement Date unless such person is rehired after he or she had five consecutive One-Year Periods of Severance; in such case the former Member shall again be required to satisfy the eligibility requirements set forth above.

(b)   If a former Employee has not previously satisfied the membership requirements set forth in Section 2.1, and is rehired after he or she has a One-Year Period of Severance, such person shall not recommence participation in the Plan until he or she has again satisfied the eligibility requirements set forth in Section 2.1 after such person's Employment

Recommencement Date. Upon completion of such requirements, the Employee shall again become a Member as of the next Entry Date commencing after the satisfaction of such requirements. If a former Employee who has not previously satisfied the membership requirements set forth in Section 2.1 is rehired prior to the date he or she has a Once-Year Period of Severance, such person shall commence participation in the Plan on the date of such person's Employment Recommencement Date.

2.3 **Termination of Membership.** A Member shall cease to be an active Member when he incurs a One-Year Period of Severance upon and does not have a benefit payable to the Member.

2.4 **Membership Without Contributions.** If a Member ceases to be eligible for membership in the Plan because he ceases to be in the class of eligible Employees, as further described in Section 1.14, but continues in the employment of the Employer, he shall no longer be entitled to contributions under the Plan, but shall not be entitled to a distribution from the Plan solely as a result of such change in eligibility. No portion of a Member's Aggregate Account shall be forfeited solely by reason of such change in classification.

2.5 **Military Service.**

(a)   The following definitions shall apply for purposes of this Section 2.5:

(i)   A "Reemployed Employee" means an Employee who leaves the service of the Employer to enter a period of Qualified Military Service and is then reemployed or reinstated to active employment by the Employer within the time that his reemployment rights are protected by law.

(ii)   "Military Service" shall mean service by the Employee in the Armed Forces, the Army National Guard, and the Air National Guard when engaged in active duty for training, inactive duty training, or full-time National Guard duty, the commissioned corps of the Public Health Service, and any other category of persons designated by the President of the United States in time of war or emergency.

(iii)   "Qualified Military Service" means Military Service if the Employee is entitled by law to reemployment rights with respect to such Military Service.

(b)   A Reemployed Employee shall not incur a Break in Service or a Period of Severance under the Plan by reason of his Qualified Military Service, nor shall such Qualified Military Service be deemed a Leave of Absence under the Plan.

(c)   Each period of Qualified Military Service served by the Reemployed Employee shall, upon his reemployment, be deemed to constitute service with the Employer for the purpose of determining the Reemployed Employee's eligibility for membership under Section 2.1, Years of Service for vesting purposes, and his entitlement to Discretionary Employer Contributions under Section 5.1, Employer Profit Sharing Contributions under Section 5.11, and Retirement

Investment Contributions under Section 5.12. A Reemployed Employee shall receive credit for eight (8) Hours of Service for each day of his period of Qualified Military Service.

(d)   The Reemployed Employee shall be permitted to make additional Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions under the Plan, in an amount equal to the lesser of (i) the maximum amount of Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions that the Reemployed Employee would have been permitted to make under the Plan [in accordance with the limits set forth in subsection (i) below] during his period of Qualified Military Service if the Reemployed Employee had continued to be employed by the Employer during such period and received compensation, as determined under subsection (f) below, or (ii) such other amount as is elected by the Reemployed Employee. Such make-up contributions may be made by the Reemployed Employee at any time during the period which begins on the date of the Reemployed Employee's reemployment with the Employer and which has a duration equal to the product of three (3) times the period of Qualified Military Service [but not greater than five (5) years].

(e)   The Employer shall make a Matching Contribution with respect to any additional Employee 401(k) Contributions made pursuant to subsection (d) above, in such amount as would have been required had such Employee 401(k) Contributions actually been made during the period of Qualified Military Service.

(f)   For purposes of this Section 2.5, an Employee who is in Qualified Military Service shall be treated as receiving compensation from the Employer during such period of Qualified Military Service equal to (i) the compensation the Employee would have received during such period if the Employee were not in Qualified Military Service, determined based on the rate of pay the Employee would have received from the Employer but for absence during the period of Qualified Military Service, or (ii) if the compensation the Employee would have received during such period is not reasonably certain, the Employee's average compensation from the Employer during the twelve (12)-month period immediately preceding the Qualified Military Service (or, if shorter, the period of employment immediately preceding the Qualified Military Service).

(g)   A Reemployed Employee is entitled to accrued benefits that are contingent on the making of, or derived from, Employee 401(k) Contributions or Catch-up Employee 401(k) Contributions only to the extent the Reemployed Employee makes payment to the Plan with respect to such Employee 401(k) Contributions or Catch-up Employee 401(k) Contributions. No payment may exceed the amount the Reemployed Employee would have been permitted or required to contribute had he remained continuously employed by the Employer throughout the period of Qualified Military Service.

(h)   If the Plan suspends the obligation to repay any loan made to an Employee under Section 12.15 of the Plan for any part of any period during which such Employee is performing Military Service, such suspension shall not be taken into account for purposes of Code Section 72(p), 401(a), or 4975(d)(1).

(i)   If any contribution is made by the Employer or a Reemployed Employee under the Plan and such contribution is required under this Section 2.5 by reason of the Reemployed

Employee's rights resulting from his Qualified Military Service: (i) such contribution shall not be subject to any otherwise applicable limitation contained in Code Section 402(g), 402(h), 403(b), 404(a), 404(h), 408, 415, or 457, and shall not be taken into account in applying such limitations to other contributions or benefits under the Plan or any other plan, with respect to the year in which the contribution is made, (ii) such contribution shall be subject to the limitations referred to in subparagraph (i) above with respect to the year to which the contribution relates, and (iii) the Plan shall not be treated as failing to meet the requirements of Code Section 401(a)(4), 401(a)(26), 401(k)(3), 401(k)(11), 401(k)(12), 401(m), 403(b)(12), 408(k)(3), 408(k)(6), 408(p), 410(b), or 416 by reason of the making of (or the right to make) such contribution.

(j)   Nothing contained in this Section 2.5 shall be construed as requiring any crediting of earnings to a Reemployed Employee with respect to any contribution before such contribution is actually made, or any allocation of any forfeiture with respect to the period of Qualified Military Service.

ARTICLE 3
MULTIPLE EMPLOYERS; TRANSFERS OF EMPLOYMENT

Employees of Several Employers; Transfers of Employment. In the event of employment by more than one Employer during a Plan Year, the Employee's total Compensation shall be used in determining benefits under the Plan.

If an Employee of a Participating Employer transfers or is transferred to the employment of an affiliate of FirstMerit Corporation that is not a Participating Employer, he shall cease to actively participate in this Plan as of the date of his transfer.

If an employee of an affiliate of FirstMerit Corporation that is not a Participating Employer transfers or is transferred to the employment of a Participating Employer, his Years of Service for all purposes under this Plan shall be determined as if such affiliate was a Participating Employer as of the date of such employee's Employment Commencement Date with such affiliate.

ARTICLE 4
TOP-HEAVY PROVISIONS

4.1   **Definitions.** For purposes of this Article 4, the following terms shall have the following meanings:

(i)   "Aggregate Account" shall mean, with respect to each Member, the sum of all accounts set forth in Section 1.3 as of the most recent Valuation Date occurring within a twelve (12)-month period ending on the Determination Date, including any contributions actually made after the Valuation Date but on or before the Determination Date; plus

(ii)   any Plan distributions made to the Member (or, in the case of a deceased Member, to his Beneficiary) within the one (1)-year period that ends on the Determination Date, including distributions under a terminated plan which, if it had not been terminated, would have been required to be included in an Aggregation Group; provided, however, that in the case of any Plan distributions made to the Member (or, in the case of a deceased Member, to his Beneficiary) for a reason other than separation from service, death, or disability, the term "five (5)-year period" shall be substituted for the term "one (1)-year period" above. Notwithstanding the foregoing, if an individual has not performed any service for the Employer at any time during the one (1)-year period ending on the Determination Date, the Aggregate Account and Present Value of Accrued Benefit of such individual shall not be counted.

With respect to unrelated rollovers and plan-to-plan transfers (ones which are both initiated by the Employee and made from a plan maintained by one employer to a plan maintained by another employer), if this Plan provides for rollovers or plan-to-plan transfers to another plan, it shall always consider such rollover or plan-to-plan transfer as a distribution for the purposes of this section. If this Plan is the plan accepting such rollovers or plan-to-plan transfers, it shall not consider such rollovers or plan-to-plan transfers accepted after December 31, 1983, as part of the Member's Aggregate Account balance. However, rollovers or plan-to-plan transfers accepted by this Plan prior to January 1, 1984, shall be considered as part of the Member's Aggregate Account balance.

With respect to related rollovers and plan-to-plan transfers (ones either not initiated by the Employee or made to a plan maintained by the same Employer), if this Plan provides the rollover or plan-to-plan transfer to another plan maintained by the same Employer, it shall not be counted as a distribution for purposes of this section. If this Plan is the plan accepting such rollover or plan-to-plan transfer from another plan maintained by the same Employer, it shall consider such rollover or plan-to-plan transfer as part of the Member's Aggregate Account balance, irrespective of the date on which such rollover or plan-to-plan transfer is accepted. All employers required to be aggregated under Code Sections 414(b), (c), and (m) shall be treated as the "same Employer."

(a)   "Aggregation Group" shall mean either a Required Aggregation Group or a Permissive Aggregation Group, as hereinafter determined.

(i)   <u>Required Aggregation Group</u>. In determining a Required Aggregation Group hereunder, each plan of the Employer in which a Key Employee is a participant in the Plan Year containing the Determination Date or any of the four (4) preceding Plan Years, and each other plan of the Employer which enables any plan in which a Key Employee participates to meet the requirements of Code Section 401(a)(4) or 410, will be required to be aggregated. Such group shall be known as a "Required Aggregation Group." In the case of a Required Aggregation Group, each plan in the group will be considered a Top-Heavy Plan if the Required Aggregation Group is a Top-Heavy Group. No plan in the Required Aggregation Group will be considered a Top-Heavy Plan if the Required Aggregation Group is not a Top-Heavy Group.

(ii)   <u>Permissive Aggregation Group</u>. The Employer may also include any other plan not required to be included in the Required Aggregation Group, provided the resulting group, taken as a whole, would continue to satisfy the provisions of Code Sections 401(a)(4) and 410. Such group shall be known as a "Permissive Aggregation Group." In the case of a Permissive Aggregation Group, only a plan that is part of the Required Aggregation Group will be considered a Top-Heavy Plan if the Permissive Aggregation Group is a Top-Heavy Group. No plan in the Permissive Aggregation Group will be considered a Top-Heavy Plan if the Permissive Aggregation Group is not a Top-Heavy Group.

(iii)   When aggregating plans of the Employer in order to determine whether such plans are Top-Heavy Plans, the value of Aggregate Accounts and Present Value of Accrued Benefits shall be calculated with reference to the Determination Dates that fall within the same calendar year.

(iv)   An Aggregation Group shall include any terminated plan of the Employer if it was maintained within the last five (5) years ending on the Determination Date.

(b)   "Determination Date" shall mean the last day of the preceding Plan Year.

(c)   "415 Compensation" shall be defined as set forth in Section 1.31. "415 Compensation" shall include amounts contributed by the Employer pursuant to a salary reduction agreement which are excludable from the Employee's gross income under Section 125, 402(e)(3), 402(h), or 403(b) of the Code.

(d)   "Key Employee" shall mean any Employee or former Employee who, at any time during the Plan Year or any of the preceding four (4) Plan Years, is:

(i)   an officer (as that term is defined in the regulations under Code Section 416) of the Employer having 415 Compensation from the Employer for a

18

Plan Year greater than One Hundred Thirty Thousand Dollars ($130,000) [in the case of Plan Years beginning after December 31, 2002, such amount shall be adjusted at the same time and in the same manner as under Code Section 415(d), except that the base period shall be the calendar quarter beginning July 1, 2001, and any increase under this sentence which is not a multiple of $5,000 shall be rounded to the next lower multiple of $5,000]. No more than 50 employees [or, if lesser, the greater of three percent (3%) or ten percent (10%) of the employees] shall be treated as officers. For purposes of determining the number of officers taken into account, employees described in Code Section 414(q)(5) shall be excluded; or

 (ii) a "five percent owner" of the Employer. "Five percent owner" means any Employee who owns (or is considered as owning within the meaning of Section 318) more than five percent (5%) of the value of the outstanding stock of the Employer or stock possessing more than five percent (5%) of the total combined voting power of all stock of the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), and (m) shall be treated as separate employers; or

 (iii) a "one percent owner" of the Employer having 415 Compensation from the Employer for a Plan Year of more than One Hundred Fifty Thousand Dollars ($150,000). "One percent owner" means any Employee who owns (or is considered as owning within the meaning of Code Section 318) more than one percent (1%) of the value of the outstanding stock of the Employer or stock possessing more than one percent (1%) of the total combined voting power of all stock of the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), and (m) shall be treated as separate employers. However, in determining whether an individual has 415 Compensation of more than One Hundred Fifty Thousand Dollars ($150,000), Compensation from each employer required to be aggregated under Code Sections 414(b), (c), and (m) shall be taken into account.

For purposes of subparagraphs (ii) and (iii) above, subparagraph (C) of Code Section 318(a)(2) shall be applied by substituting "5 percent" for "50 percent" and in the case of any employer which is not a corporation, ownership in such employer shall be determined in accordance with regulations prescribed by the Secretary.

The Beneficiary of any deceased Employee or former Employee who was a Key Employee shall be deemed to be a Key Employee.

(e)   "Non-Key Employee" shall mean any Employee or former Employee who is not a Key Employee. The Beneficiary of any deceased Employee or former Employee who was a Non-Key Employee shall be deemed to be a Non-Key Employee.

(f)   "Present Value of Accrued Benefit" shall mean the Member's present value of accrued benefit, if any, as determined under the provisions of the applicable defined benefit plan as of the most recent actuarial valuation date occurring within the twelve (12)-month period ending on the Determination Date except as provided in Code Section 416 and the regulations thereunder for the first and second plan years of a defined benefit plan. The Present Value of Accrued Benefit of a Member other than a Key Employee shall be determined under the single method, if any, that uniformly applies for accrual purposes under all defined benefit plans maintained by the Employer and Affiliated Employers or, if there is no such uniform method, as if such benefit accrued not more rapidly than at the slowest accrual rate permitted under the fractional rule of Code Section 4I1(b)(1)(C). The Present Value of Accrued is increased for any distribution of an accrued benefit made in the five (5)-year period ending on the Determination Date. Effective for Plan Years beginning after December 31, 2001, "one (1)-year period" shall be substituted for the term "five (5)-year period" in the preceding sentence; provided, however, that the Present Value of Accrued Benefit shall be increased for any distribution of an accrued benefit that is made in the five (5)-year period ending on the Determination Date for any reason other than severance from employment, death, or disability.

(g)   [Reserved]

(h)   "Top-Heavy Group" shall mean an Aggregation Group in which, as of the Determination Date, the sum of the Present Value of Accrued Benefits of Key Employees under all defined benefit plans included in the group, plus the Aggregate Accounts of Key Employees under all defined contribution plans included in the group, exceeds sixty percent (60%) of a similar sum determined for all Members.

(i)   "Top-Heavy Plan." This Plan shall be a Top-Heavy Plan for any Plan Year in which, as of the Determination. Date, the sum of the Aggregate Accounts of Key Employees under this Plan and any plan of an Aggregation Group, plus the Present Value of Accrued Benefits of Key Employees under any defined benefit plan of an Aggregation Group, exceeds sixty percent (60%) of a similar sum determined for all Members under this Plan and any plan of an Aggregation Group. Notwithstanding the foregoing, the term "Top-Heavy Plan" shall not include a simple retirement account under Code Section 408(p) and, effective for Plan Years beginning after December 31, 2001, shall not include a plan that consists solely of (i) a cash or deferred arrangement that meets the requirements of Code Section 401(k)(12) and (ii) matching contributions with respect to which the requirements of Code Section 401(m)(11) are met; provided, however, that if such a plan would be considered a Top-Heavy Plan because it is a member of a Top-Heavy Group, then contributions under such plan may be taken into account in determining whether any other plan under the Top-Heavy Group satisfies Section 4.2.

(j)   "Top-Heavy Plan Year" shall mean any Plan Year in which the Plan is a Top-Heavy Plan.

If any Member is a Non-Key Employee for any Plan Year, but such Member was a Key Employee for any prior Plan Year, such Member's Aggregate Account balance and/or Present Value of Accrued Benefit shall not be taken into account for purposes of determining whether this Plan is a Top-Heavy Plan (or whether any Aggregation Group which includes this Plan is a Top-Heavy Group).

4.2   **Top-Heavy Minimum Allocation Requirements.**

(a)   For any Top-Heavy Plan Year in which a Non-Key Employee does not participate in another defined contribution plan of the Employer which provides the minimum allocation required under Code Section 416(c)(2), the sum of the contributions made by the Employer in accordance with Article 5 during the Top-Heavy Plan Year that is allocated to the Aggregate Account of such Non-Key Employee (excluding amounts described in Section 5.2 and 5.3) shall be equal to at least three percent (3%) of such Non-Key Employee's 415 Compensation, or an additional contribution shall be made by the Employer. However, the percentage minimum allocation required hereunder shall in no event exceed the percentage allocation made for the Key Employee for whom such percentage is the highest for the Plan Year, after taking into account contributions or benefits under other qualified plans in this Plan's Aggregation Group, as provided pursuant to Code Section 416(c)(2)(B)(iii).

(b)   For purposes of the minimum allocation set forth above, the percentage allocated to the Aggregate Account of any Key Employee shall be equal to the ratio of the sum of the Employer contributions allocated in accordance with Article 5 and the Employee 401(k) Contributions allocated on behalf of such Key Employee divided by his 415 Compensation (as defined in Section 1.31).

(c)   For any Top-Heavy Plan Year, the amount by which the allocation to each Non-Key Employee's Aggregate Account for such Plan Year is less than the minimum allocation set forth in subsection (a) above [as modified by subsection (d) below], shall be allocated to the Aggregate Account of each Non-Key Employee who is a Member and who is employed by the Employer on the last day of the Plan Year, including Non-Key Employees who have failed to complete a Year of Service, or who are excluded from participating (or accrue no benefit) because their Compensation is less than a stated amount, or who have declined to make mandatory contributions (if required) to the Plan.

(d)   Notwithstanding anything herein to the contrary, in any Plan Year in which a Non-Key Employee is a Member in both this Plan and a defined benefit pension plan maintained by the Employer, and both such plans are Top-Heavy Plans, the Employer shall not be required to provide the Non-Key Employee with both the full separate minimum defined benefit plan benefit and the full separate minimum defined contribution plan allocations. Therefore, if a Non-Key Employee is accruing the minimum benefits under Code Section 416(c)(1) under the defined benefit plan, the minimum allocation provided for above shall be inapplicable, and no minimum contribution shall be made to this Plan on behalf of the Non-Key Employee. However, if a Non-Key Employee is not accruing the minimum benefits under Code Section 416(c)(1) under the defined benefit plan, a minimum allocation of five percent (5%) of such Non-Key Employee's 415 Compensation shall be provided under this Plan.

ARTICLE 5
EMPLOYER CONTRIBUTIONS

5.1   **Discretionary Employer Contributions.**

(a)   The Employer may make a Discretionary Employer Contribution for any Plan Year in such amount as the Board of FirstMerit Corporation shall determine by resolution. Such resolution shall either specify a fixed amount or specify a definite formula by which a fixed amount can be determined.

(b)   For each Plan Year, the Discretionary Employer Contribution made by the Employer pursuant to subsection (a) above shall be allocated among those Members who are actively employed by the Employer on the last day of the Plan Year. Such allocation shall be made in the same proportion that each eligible Member's points for the Plan Year bear to the total points awarded to all eligible Members for the Plan Year. For purposes of the preceding sentence, an eligible Member shall earn one (1) point for each Year of Service [as defined in Section 1.66(b)] credited to such Member as of the last day of the Plan Year to which the Discretionary Employer Contribution applies.

Notwithstanding subsections (a) and (b) in this Section 5.1, for Plan Years commencing on and after January 1, 2013, the Employer shall make a Discretionary Employer Contribution each Plan Year for a Legacy Employee equal to three percent of such person's Compensation. Such contribution shall continue for the benefit of a Legacy Employee for five full Plan Years commencing on and after January 1, 2013, or until the Legacy Employee's retirement or termination of employment, if earlier. For the purpose of this paragraph, a Legacy Employee is a Member who, as of December 31, 2012, is accruing a benefit under the Pension Plan for Employees of FirstMerit Corporation and Affiliates (the "Pension Plan"), and whose attained age and completed year of vesting service (as determined in accordance with the terms of the Pension Plan) as of December 31, 2012, equals or exceeds 60.

(c)   Each eligible Member's allocable share of the Discretionary Employer Contribution shall be deposited to and maintained in a Discretionary Employer Contribution Account.

5.2   **Employee 401(k) Contributions.**

(a)   Any Employee who has fulfilled the membership requirements of Section 2.1 may enter into a salary deferral agreement. The salary deferral agreement shall direct the Employer to make Employee 401(k) Contributions for each Member out of his or her Compensation. The salary deferral agreement may not be effective earlier than the following date which occurs last: (i) the Employee's Entry Date (or, in the case of a rehired Employee, the Entry Date coinciding with or immediately following his Employment Recommencement Date); (ii) the execution date of the Employee's salary deferral agreement; (iii) the date an Employer adopts this Plan; or (iv) the effective date of the Plan with respect to a Participating Employer, as specified in the Participating Employer's adoption or merger agreement. For purposes of subsection (i) above, a rehired Employee whose prior service is excluded in accordance with Section 2.2 shall again be required to meet the eligibility requirements set forth in Section 2.1 prior to commencing deferrals. A Member's salary deferral agreement shall be effective only for Compensation earned by the Member subsequent to the effective date of the salary deferral agreement and shall remain in effect until it is revoked by the Member, termination of the Member's services with the Employer, or termination of the Plan, whichever occurs first. The Administrative Committee may permit a Member to make a salary deferral agreement on a form provided by Administrative Committee, through instructions made through the Internet, by telephone or through the use of any means not prohibited by the Internal Revenue Service or the Department of Labor, and to receive all information necessary to make such election in a similar manner. The Administrative Committee may limit the method used by the Member to one or more of the methods described in this paragraph.

Effective January 1, 2007, such Employee 401(k) Contribution shall be equal to from one percent (1%) to fifty percent (50%), in one percent (1.0%) increments of the Member's Compensation, as elected by the Member; provided, however, that such limitation shall not prevent a Catch-up Member from making a Catch-up Employee Contribution pursuant to Section 5.2(b) to the extent permitted under this section.

A Member may revoke his salary deferral agreement, which revocation shall be effective on the first day of the pay period commencing after the date of the revocation, or as soon as is administratively practicable thereafter. A Member who revokes his salary deferral agreement may make a new agreement to be effective as of the first payroll period commencing after the date the new agreement is made, or as soon as is administratively practicable thereafter.

A Member may increase or decrease his salary deferral percentage as set forth in his salary deferral agreement, with such increase or decrease to be effective on the first day of the payroll period commencing after the date the change is made, or as soon as is administratively practicable thereafter.

Except for occasional, bona fide administrative considerations, a Member's election deferring Employee 401(k) Contributions cannot precede the performance of services with respect to which the contributions are made, or when the compensation subject to the election is paid, if earlier (such as in the case of signing bonus). In addition, an election can only be made with respect to amounts that are not currently available to the Member on the date of the election.

(b)   Catch-up Employee 401(k) Contributions. Effective for taxable years beginning after December 31, 2001, a Member who has attained age fifty (50) on or before the last day of the taxable year (a "Catch-up Member") shall be eligible to make additional Employee 401(k) Contributions to the Plan if such Employee 401(k) Contributions satisfy the definition of a "Catch-up Employee 401(k) Contributions." "Catch-up Employee 401(k) Contributions" mean "elective deferrals" that: (i) exceed the limit on Employee 401(k) Contributions set forth in Section 5.2(a); (ii) exceed the statutory limits set forth in Code Sections 401(a)(30), 402(h), 403(b)(1)(E), 404(h), 408(k), 408(p), 415 or 457; or (iii) are in excess of the highest amount of elective deferrals that can be retained by a Highly Compensated Employee in a plan subject to Code Section 401(k) that would fail the test of Code Section 401(k)(3) if such plan did not correct under Code Section 401(k)(8)(C). "Elective deferrals" mean "elective deferrals" within the meaning of Code Section 402(g)(3) or any contribution to an eligible deferred compensation plan described in Code Section 457(b) that is established and maintained by an eligible employer described in Code Section 457(e)(1)(A). The determination of whether Employee 401(k) Contributions satisfy the definition of Catch-up Employee 401(k) Contributions shall be made on the last day of the Plan Year by comparing the Catch-up Member's total elective deferrals for the Plan Year with the applicable limit, except, in the case of the limit set forth in Code Section 401(a)(30), the determination shall be made as of last day of the calendar year and, in the case of the limit set forth in Code Section 415, the determination shall be made as of the last day of the Limitation Year. A Catch-up Member's Catch-up Employee 401(k) Contributions for his taxable year may not exceed: (A) the "Catch-up Limit," as defined below, for such taxable year; or (B) an amount equal to the Eligible Member's 415 Compensation for such Plan Year less the aggregate elective deferrals made by the Catch-up Member for such taxable year, excluding, however, Catch-up Employee 401(k) Contributions.

For purposes of this Section 5.2(b) the "Catch-up Limit "shall be determined in accordance with Code Section 414(v)(2)(B), as adjusted for cost-of-living increases in accordance with Code Section 414(v)(2)(C).

Catch-up Employee 401(k) Contributions shall not be considered as Employee 401(k) Contributions for purposes of applying the limitations or restrictions contained in Code Sections 402(g), 402(h), 403(b), 404(a), 404(h), 408(k), 408(p), 415, or 457, including, without limitation, the limitations and restrictions contained in Sections 5.6(b) and 5.8, to this Plan or any other "applicable employer plan," as defined in Code Section 414(v)(6).

For purposes of this Section 5.2(b), a Member who is projected to attain age fifty (50) before the end of a calendar year is deemed to have attained age fifty (50) as of January 1st of such calendar year.

(c)   The Plan elects to meet the safe-harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code for each Plan Year commencing on and after January 1, 2013. As a result, except in the case of a Plan amendment during the Plan Year eliminating the safe-harbor requirements, the provisions relating to the actual deferral percentage test set forth in Employee 401(k)(3) of the Code and the actual contribution percentage test set forth in Section 401(m)(2) of the Code shall not be applicable for the Plan Year. In accordance with this election:

    (i)   The Matching Contribution percentage allocated to a Member's Account shall be one hundred percent (100%) of a Member's Employee 401(k) Contributions (including Catch-up Employee Contributions) up to three percent (3%) of his Compensation, and fifty percent (50%) of his Employee 401(k) Contributions (including Catch-up Employee Contributions) between more than three percent (3%) and not more than five percent (5%) of his Compensation.

    Such Matching Contributions shall be nonforfeitable when made and shall not be distributed prior to the time Employee 401(k) Contributions may be distributed pursuant to the terms of the Plan (except that in no event shall safe-harbor Matching Contributions be distributed on account of financial hardship in accordance with Section 12.12). Matching Contributions made separately with respect to each payroll period (or with respect to all payroll periods ending with or within each month or quarter of a Plan Year) must be contributed to the Plan not later than by the last day of the immediately following Plan Year quarter.

(ii)   The Employer will notify each of its Members who are expected to be eligible to make Employee 401(k) Contributions at any time during the Plan Year in which the Plan is a safe-harbor Plan of such Member's rights and obligations under the Plan. Such notice shall be written in a manner calculated to be understood by the average Member. For new Members, the notice will be provided within a reasonable time prior to the date that the Member first becomes eligible to make Employee 401(k) Contributions for the Plan Year. On an annual basis, the notice shall be provided to all eligible Members within a reasonable time prior to the beginning of each Plan Year.

(iii)   In addition to any other election periods provided under the Plan, the Member may make or modify a deferral election during the 30-day period immediately following receipt of the notice described in (ii) above.

(iv)   The Plan shall not permit after-tax contributions subject to Code Section 401(m) to be made for any Plan Year in which the Plan is a safe-harbor plan unless the Plan is first amended to set forth the applicable provisions governing the actual contribution percentage test.

(v)   This section shall generally be in effect for an entire Plan Year. However, a plan may be amended during a Plan Year to eliminate the safe-harbor requirement, provided the amendment sets forth the applicable provisions governing the actual deferral percentage test and actual contribution percentage test for the Plan Year (using the current year testing method) and Members are notified of such amendment. In addition, if a termination of the Plan resulting in a short Plan Year and the termination is on account of an acquisition or disposition transaction described in Code Section 410(b)(6)(C); or if the termination is on account of an Employer's substantial business hardship within the meaning of Code Section 412(d), then this Plan shall remain a safe-harbor plan for the short Plan Year, provided the provisions of this section are satisfied for the entire short Plan Year.

(vi)   Section 401(m)(2) of the Code, and applicable regulations thereunder, which are hereby incorporated by reference, shall apply to the extent that the Plan does not satisfy the requirements of this section.

5.3   **Employee 401(k) and Catch-up Employee 401(k) Accounts.** Subsequent to and in accordance with the Member's filing of a salary deferral agreement under Section 5.2, the Employer shall reduce the Member's Compensation by the amount of the Member's Employee 401(k) Contribution. Each Member's Employee 401(k) Contributions under Section 5.2(a) shall be deposited to and maintained in an Employee 401(k) Account established and maintained by the Trustee on behalf of the Member. Likewise, the Employer shall reduce the Member's Compensation by the amount of the Member's Catch-up Employee 401(k) Contributions and such Catch-up Employee 401(k) Contributions under Section 5.2(b) shall be deposited to and maintained in a Catch-up Employee 401(k) Account. Notwithstanding the foregoing, effective on and after August 23, 2006, a Member's Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions shall be made directly to the Member's Employee Contribution ESOP Account.

5.4 **Matching Contributions.**

(a) Effective on and after January 1, 2013, Matching Contributions shall be allocated to eligible Members in accordance with Section 5.2(c)(i).

(b) Matching Contributions shall be deposited to and maintained in a Matching Contribution ESOP Account established and maintained by the Trustee on behalf of the Member pursuant to Section 20.2. Separate Matching Contribution accounts may be established by the Administrative Committee for Matching Contributions allocated to a Member for each Plan Year in which the Plan complies with the safe-harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code and for each Plan Year in which the Plan was not a safe-harbor plan.

5.5 **Limit on Employer Contributions.** In no event shall the sum of the Employers' contributions made pursuant to this Article 5 for any Plan Year exceed the amount deductible from the Employers' consolidated income for such Plan Year under Section 404 of the Code; provided, however, that to the extent necessary to provide the top-heavy minimum allocation required under Section 4.2, the Employers shall make a contribution even if it exceeds the amount which is deductible under Code Section 404.

5.6 **Limitations on Deferrals.**

(a) Definitions. For purposes of this Section 5.6, "Excess Contributions" shall mean the amount by which a Member's Employee 401(k) Contributions for a taxable year exceed the limitation of Section 5.6(b). Catch-up Employee 401(k) Contributions made on behalf of a Catch-up Member pursuant to Section 5.2(b) shall not be counted in calculating a Member's Excess Contributions.

(b) Maximum Amount of Employee 401(k) Contributions. A Member's Employee 401(k) Contributions are subject to the limitations imposed in Section 5.2(a) and the further limitations under this Plan. Except for Catch-up Employee 401(k) Contributions made on behalf of a Member pursuant to Section 5.2(b), no Member shall be permitted to have Employee 401(k) Contributions made on his behalf under this Plan, or under any other qualified plan maintained by the Employer, in excess of the dollar limitation set forth in Code Section 402(g)(1). In the case of taxable years beginning after December 31, 2006, such dollar limitation shall be adjusted annually as provided in Code Sections 402(g)(4) and 415(d) and the regulations issued thereunder. The adjusted limitation shall be effective as of January 1 of each calendar year.

(c) Distribution of Excess Contributions.

(i)   The amount of the Excess Contributions, plus related earnings and losses on the Excess Contributions, shall be distributed to the affected Member. For this purpose, related earnings and losses on Excess Contributions shall not include the period commencing after the end of the taxable year and ending immediately prior to the date such amounts are distributed to the affected Member.

(ii)   In the event that a Member is also a participant in another qualified cash or deferred arrangement [as defined in Code Section 401(k)], a simplified employee pension [as defined in Code Section 408(k)], or a salary reduction arrangement [within the meaning of Code Section 3121(a)(5)(D)] and the elective deferrals, as defined in Code Section 402(g)(3), made under such other arrangement(s) and this Plan cumulatively exceed the limitation set forth in Code Section 402(g)(1), as adjusted for tax years commencing after December 31, 2006 in accordance with Codes Sections 401(g)(4) and 415(d), for such Member's taxable year, the Member may, not later than March 1 following the close of his taxable year, notify the Administrative Committee in writing of such excess and request that his Employee 401(k) Contributions under this Plan be reduced by an amount specified by the Member. Such amount shall then be distributed in the same manner as provided in subparagraph (c)(i) above.

(d)   Special Rule. For purposes of this Section 5.6, if two or more plans which include cash or deferred arrangements are considered one plan for purposes of Code Section 401(a)(4) or 410(b), the cash or deferred arrangements included in such plans shall be treated as one arrangement.

5.7   **Timing of Contributions.** The Employer shall make payment of its Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions to the Trust under the terms hereof as of the earliest date on which such contributions are known and can reasonably be segregated from the Employer's general assets, and in no event later than fifteen (15) business days after the end of the month in which such contributions otherwise would have been payable to the Member. The Employer shall make payment of its Matching Contributions to the Trust under the terms hereof not later than thirty (30) days after the end of the Plan Year quarter to which such Matching Contributions relate. Effective January 1, 2007, the Employer shall pay its Discretionary Employer, Retirement Investment Plan, and Profit Sharing Contributions for each Plan Year to the Trust under the terms hereof within the time prescribed by law, including extensions of time, for filing the Employers' consolidated federal income tax return for such Plan Year.

5.8   **Annual Addition Limitation.**

(a)   In no event shall the Annual Addition to a Member's Aggregate Account for any Limitation Year exceed an amount equal to the lesser of:

(i)   The dollar limitation of the applicable Limitation Year described in Code Section 415(c)(1)(A), as adjusted by Code Section 415(d); or

(ii)   One hundred percent (100%) of the Member's 415 Compensation in that Limitation Year.

(b)   For purposes of this Section 5.8, the following definitions and rules of interpretation shall apply:

(i)   "Annual Addition" shall mean the sum credited to a Member's Aggregate Account for any Limitation Year of:

(A)   Discretionary Employer Contributions, Retirement Investment Plan Contributions, Profit Sharing Contributions, Employee 401(k) Contributions, and Matching Contributions; plus

(B)   amounts allocated to an individual medical account [as defined in Code Section 415(l)(2)] which is part of a pension or annuity plan maintained by the Employer; plus

(C)   amounts derived from contributions which are attributable to post-retirement medical benefits allocated to the separate account of a key employee [as defined in Code Section 419A(d)(3)] under a welfare benefits fund [as defined in Code Section 419(e)] maintained by the Employer. However, the 415 Compensation percentage limitation referred to in subparagraph (a)(ii) above shall not apply to any contribution for medical benefits [within the meaning of Code Section 419A(f)(2)] after separation from service which is not otherwise treated as an Annual Addition, or to any amount otherwise treated as an Annual Addition under Code Section 415(l)(4).

Effective for Limitation Years commencing on and after July 1, 2007, restorative payments that are used to restore losses to the Plan resulting from actions by a fiduciary for which there is a reasonable risk of liability for breach of fiduciary duty under Title I of ERISA or under other applicable federal or state law, where Plan Members who are similarly situated are treated similarly with respect to the payments, are not treated as Annual Additions.

For purposes of this Section 5.8, the following are not treated as Annual Additions: the transfer of funds from one qualified plan to another, rollover contributions [as defined in Code Sections 402(c), 403(a)(4), 403(b)(8), and 408(d)(3)]; repayments of Member loans; repayments of distributions received by a Member pursuant to Code Section 411(a)(7)(B) (cash-outs);

repayments of distributions received by a Member pursuant to Code Section 411(a)(3)(D) (mandatory contributions); Member contributions to a simplified employee pension excludable from gross income under Code Section 408(k)(6); and Catch-up Employee 401(k) Contributions made on behalf of a Member pursuant to Section 5.2(b).

        (i)   "Limitation Year" shall mean the Plan Year.

        (ii)   Similar amounts contributed to any other defined contribution plan(s) qualified under Section 401(a) of the Code maintained by the Employer (or an employer required to be aggregated with the Employer as described in (v) below) during the same Limitation Year shall be aggregated with contributions made hereunder for any Member in computing his Annual Additions limitation.

        (iii)   In the case of a group of employers which constitutes either a controlled group of corporations, trades, or businesses under common control [as defined in Section 1563(a) of the Code, without regard to subsections (a)(4) and (e)(3)(C) thereof; and Sections 414(b) and (c) of the Code, as modified by Section 415(h)]; or an affiliated service group [as defined in Section 414(m) of the Code], all such employers shall be considered a single employer.

      5.9   **Adjustment for Excessive Annual Additions.** Excess Annual Additions computed in accordance with Section 5.8 above shall be corrected in the manner permitted by the Internal Revenue Service in accordance with its Employee Plans Compliance Resolution System, as set forth in Rev. Proc. 2013-12, or other successor guidance.

      5.10   **Disposition of Contributions.** All contributions made by the Employer are made for the exclusive benefit of the Members and their Beneficiaries or to defray the Plan's administrative expenses, and such contributions shall not be used for or diverted to purposes other than for the exclusive benefit of the Members and their Beneficiaries or to defray the Plan's administrative expenses.

      Notwithstanding the foregoing, amounts contributed to the Trustee by the Employer may be refunded to the Employer under the following circumstances and subject to the following limitations:

      (a)   Disallowance of Deduction. To the extent that a federal income tax deduction is disallowed for any contribution made by the Employer, the Trustee shall immediately refund to the Employer the amount so disallowed without earnings and adjusted for any loss upon presentation, within one (1) year of the date of such disallowance, of evidence thereof and a demand by the Employer for such refund.

      (b)   Mistake of Fact. In the case of a contribution which is made in whole or in part by reason of a mistake of fact, so much of such contribution as is attributable to the mistake of fact shall be returnable to the Employer on demand, upon presentation of evidence of the mistake of fact to the Trustee and of calculations as to the impact of such mistake. Demand and repayment must be effectuated within one (1) year after the payment of the contribution to which the mistake applies.

In the event that any refund is paid to the Employer hereunder, such refund shall be made without interest and reduced for any loss and shall be apportioned among the appropriate Accounts of the Members as an investment loss, except to the extent that the amount of the refund can be attributed to one or more specific Members (as in the case of certain mistakes of fact, disallowances of Compensation resulting in reduction of deductible contributions, etc.), in which case, the amount of the refund attributable to such Member's Account shall be debited directly against such Account.

Notwithstanding any other provisions of this section, no refund shall be made to the Employer which is specifically chargeable to the Account(s) of any Member(s) in excess of one hundred percent (100%) of any funds, otherwise subject to refund hereunder, which have been distributed to Members and/or Beneficiaries. In the case that such distributions become refundable, the Employer shall have a claim directly against the distributees to the extent of the refund to which it is entitled.

In no event shall a refund hereunder result in a reduction in the amount of the vested benefit to which a Member or Beneficiary is rightfully entitled under this Plan.

5.11 **Employer Profit Sharing Contributions.**

(a)	Effective for Plan Years commencing on or after January 1, 2005, the Employer may make a Profit Sharing Contribution for any Plan Year in such amount as the Board of FirstMerit Corporation shall determine by resolution. Such resolution shall either specify a fixed amount or specify a definite formula by which a fixed amount can be determined.

(b)	For each Plan Year, the Profit Sharing Contribution made by the Employer pursuant to subsection (a) above shall be allocated among those Members who are actively employed on the last day of the Plan Year. Such allocation shall be made in the same proportion that each eligible Member's Compensation for the Plan Year bears to the total compensation received by all eligible Members for the Plan Year.

(c)	Each eligible Member's allocable share of the Profit Sharing Contribution shall be deposited in a Profit Sharing Contribution Account established and maintained by the Trustee on behalf of such Member.

(d)	Notwithstanding subsections (a) through (c) in this Section 5.11 above, the Employer shall not make a Profit Sharing Contributions attributable to a Member's Compensation accrued for Plan Years commencing on and after January 1, 2013.

5.12	**Retirement Investment Account.** Effective for Plan Years commencing on and after January 1, 2007, the Employer shall make a Retirement Investment Contribution of three percent (3%) of a Retirement Member's Compensation to be allocated to a Member who is actively employed on the last day of the Plan Year. Such contributions shall be made to the Retirement Member's Retirement Investment Plan Account. For this purpose, a "Retirement

Member" is a Member who did not have at least five (5) years of service for vesting purposes under the Pension Plan for Employees of FirstMerit and Affiliates as of December 31, 2006, including any individual who becomes a Member in this Plan on or after December 31, 2006. For this purpose, a Retirement Member's Compensation is defined as base pay, overtime, commissions, and other pay related to job performance prior to reduction for amounts deferred pursuant to Section 401(k) or Section 125 of the Code, but excluding irregular payments and other compensation not directly related to job performance as determined by the Committee. Effective on and after January 1, 2007, Compensation for the purpose of this Section 5.12 shall also include amounts which are otherwise excluded from a Member's gross income in accordance with Section 132(f) of the Code regarding qualified transportation fringe expenses. Compensation for the purpose of this Section 5.12 shall be limited in accordance with Code Section 401(a)(17), as adjusted for increases in cost of living in accordance with Code Section 401(a)(17)(B).

Notwithstanding anything in this Section 5.12 to the contrary, the Employer shall not make a Retirement Investment Contribution attributable to a Member's Compensation accrued for Plan Years commencing on and after January 1, 2013.

ARTICLE 6
EMPLOYEE POST-TAX CONTRIBUTIONS

Employee Post-Tax Contribution Account. A Member's Employee Post-Tax Contributions made prior to January 1, 1987, shall be maintained in an Employee Post-Tax Account maintained by the Trustee on behalf of the Member. Amounts credited to such Accounts shall be one hundred percent (100%) vested and nonforfeitable at all times.

ARTICLE 7
ROLLOVER CONTRIBUTIONS
AND TRANSFERS FROM OR TO ELIGIBLE RETIREMENT PLANS

7.1   **Definition of "Rollover Contribution."**

(a)   With the consent of the Administrative Committee, the Trustee shall accept cash from other retirement plans, provided that in the opinion of the Administrative Committee the amount to be transferred qualifies as a Rollover Contribution as further described in this Section 7.1, and the transfer will not jeopardize the tax-exempt status of this Plan or create adverse tax consequences to the Employer. An Employee, prior to satisfying the Plan's eligibility conditions, may make a Rollover Contribution to the Trust to the same extent and in the same manner as a Member. If an Employee makes a Rollover Contribution to the Trust prior to satisfying the Plan's eligibility conditions, the Administrative Committee and Trustee shall treat the Employee as a Member for all purposes of the Plan except the Employee's Employer shall not make contributions to the Plan on behalf of the Employee under Article 5 until the Employee actually becomes a Member in the Plan. If the Employee terminates employment prior to becoming a Member, the Trustee shall distribute his Employee Rollover Account to him.

(b)   For an amount to qualify as a Rollover Contribution, it must be:

(i)   an "eligible rollover distribution," which is a distribution of the balance to the credit of the Employee under a qualified plan and trust as described in Section 401(a) and 501(a) of the Code, other than:

(A)   a distribution that is one of a series of substantially equal periodic payments made not less frequently than annually over any one of the following periods:

(1)   for the life (or life expectancy) of the Employee or the joint lives (or joint life and last survivor expectancy) of the Employee and the Employee's Designated Beneficiary; or

(2)   for a specified period of ten (10) years or more; or

(B)   a distribution required under Code Section 401(a)(9);

(C)   a distribution that is made upon the hardship of the Employee; or

(D)   other miscellaneous amounts set forth in the Code, Treasury regulations, or other guidance, including the taxable amount of defaulted loans or the distributed amounts of excess contributions or excess deferrals.

(ii)   an amount maintained by the Employee in an individual retirement account.

and it must be:

(iii)   transferred to this Plan pursuant to a direct rollover; or

(iv)   contributed to this Plan on or before the sixtieth (60th) day following the day the Employee received the distribution from the eligible retirement plan and trust or individual retirement account.

(c)   Notwithstanding this Section 7.1 above, an amount will not qualify as a Rollover Contribution if it includes any amount which (i) constitutes a nondeductible contribution made by the Employee to such eligible retirement plan and trust or individual retirement account (including Roth IRA or Roth salary deferral contributions); or (ii) is a direct or indirect transfer from a defined benefit plan, money purchase pension plan, target benefit plan, stock bonus plan, or profit sharing plan that provides for a life annuity form of payment.

7.2   **Employee Rollover Account.** All Rollover Contributions shall be contributed directly to the Trustee, who shall immediately credit the fair market value thereof to a special Employee Rollover Account established and maintained by the Trustee on behalf of the Member. The Member shall at all times be fully vested in his Employee Rollover Account.

7.3   **Transfers to Other Qualified Plans.**

(a)   At the direction of the Administrative Committee and in accordance with a Distributee's distribution election, the Trustee shall transfer the Distributee's interest in his or her Aggregate Account to an eligible retirement plan including an Individual Retirement Account.

(b)   If the Distributee of any Eligible Rollover Distribution elects to have such distribution paid directly to an Eligible Retirement Plan and specifies the Eligible Retirement Plan to which such distribution is to be paid, then the distribution shall be made in the form of a direct rollover.

Direct rollovers under this Section 7.3(b) shall be subject to the following conditions and limitations:

(i)   "Eligible Rollover Distribution" shall be defined in Code Section 402(c)(4) and the regulations thereunder and generally means any distribution of all or any portion of the balance to the credit of the Employee under this Plan that is payable to the Employee or the Employee's Spouse; provided, however, the following shall not be considered Eligible Rollover Distributions:

(A)   Any distribution that is one of a series of substantially equal periodic payments made not less frequently than annually over any one of the following periods: the life of the Employee (or the joint lives of the Employee and the Employee's Beneficiary); the life expectancy of the Employee (or the joint life and last survivor expectancy of the Employee and the Employee's Beneficiary); or a specified period of ten (10) years or more;

(B)   Any distribution to the extent the distribution is required under the provisions of Section 12.7 of this Plan and Code Section 401(a)(9), relating to the minimum distribution requirements;

(C)   The portion of any distribution that is not includable in gross income [determined without regard to the exclusion for net unrealized appreciation described in Code Section 402(e)(4)];

(D)   The portion of any distribution that is made on account of hardship pursuant to Section 12.12; and

(E)   other miscellaneous amounts set forth in the Code, Treasury regulations, or other guidance, including the taxable amount of defaulted loans or the distributed amounts of excess contributions or excess deferrals.

Notwithstanding the above, amounts consisting of after-tax contributions distributed from a Member's Employee Post-Tax Account that are excludable from the Member's gross income for federal income tax purposes will also be treated as an eligible rollover distribution. Such amounts may be transferred to an individual retirement account or annuity described in Sections 408(a) or 408(b) of the Code, or directly transferred to either a qualified plan described in Section 401(a) or 403(a) of the Code or to a tax-sheltered annuity pursuant to Section 403(b) of the Code, provided that such account, annuity or plan agrees to separately account for the amounts transferred, including separately accounting for the portion of such distribution that is includable in gross income.

(ii) "Eligible Retirement Plan" shall be defined under Code Section 402(c)(8)(B) and the regulations thereunder, and generally shall mean any of the following: an individual retirement account (IRA) described in Code Section 408(a); an individual retirement annuity (other than an endowment contract) described in Code Section 408(b); or a qualified trust described in Code Section 401(a); an annuity plan described in Code Section 403(a); an eligible deferred compensation plan described in Code Section 457(b) which is maintained by an eligible employer described in Code Section 457(e)(1)(A); or an annuity contract described in Code Section 403(b). Effective on and after January 1, 2008, an Eligible Retirement Plan shall also mean a Roth IRA, provided the Distributee could have otherwise rolled over a traditional IRA to the Roth IRA during such taxable year. Effective on and after January 1, 2007, with regard to a rollover from a non-spouse Beneficiary who is a "designated beneficiary" [as defined by Treasury Regulation 1.401(a)(9)-4], an eligible retirement plan shall mean an inherited individual retirement account or annuity.

(iii) "Distributee" includes an Employee or former Employee. In addition, the Employee's or former Employee's Surviving Spouse and the Employee's or former Employee's Spouse or former Spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, are Distributees with regard to the interest of the Spouse or former Spouse. Effective on and after January 1, 2007, a non-spouse Beneficiary who is a "designated beneficiary" [as defined by Treasury Regulation 1.401(a)(9)-4] is a Distributee with regard to the interest of such person.

(iv) Within a reasonable time [no less than thirty (30) and no more than one hundred eighty (180) days] before the date the rollover distribution is to commence, the Administrative Committee shall give the Distributee a written explanation of the rules under which the Distributee may have the distribution paid in a direct rollover to an Eligible Retirement Plan; the rules that require income tax withholding on distributions not paid in a direct rollover; the rules under which the Distributee will not be subject to tax if the distribution is rolled over to an Eligible Retirement Plan within sixty (60) days of receipt; if applicable; the other special tax rules that may apply to the distribution; the treatment of the Distributee's election to make or not make a direct rollover with respect to one payment in a series of periodic payments as applicable to all subsequent payments in the series unless the Distributee subsequently changes his election; and the provisions under which distributions from the receiving Eligible Retirement Plan may be subject to restrictions or tax consequences that are different from those applicable to distributions from this Plan. Notwithstanding the foregoing, if, within thirty (30) days prior to the date the distribution is made, the Distributee affirmatively elects to make or not make a direct rollover, the distribution may be made immediately without causing a violation of the "reasonable time" requirement.

(v) Prior to making a direct rollover, the Administrative Committee or its designee may require the Distributee to provide the following information: the name of the recipient Eligible Retirement Plan, a statement of the basis on which the recipient plan qualifies as an Eligible Retirement Plan and that the recipient plan will accept the direct rollover, and such other information as may be necessary in order to permit the Administrative Committee to accomplish the direct rollover by the means it has selected for delivery. The Administrative Committee shall not be liable for failing to withhold on an Eligible Rollover Distribution that is not in fact paid to an Eligible Retirement Plan if the Administrative Committee reasonably relied on adequate information provided by the Distributee.

(vi) The Distributee shall be permitted to elect to have a portion of the Eligible Rollover Distribution paid to an Eligible Retirement Plan in a direct rollover and to have the remainder paid to him.

(vii) The Eligible Rollover Distribution (or portion thereof) shall be distributed in a direct rollover to a single Eligible Retirement Plan selected by the Distributee.

(viii) If the Distributee fails to make an affirmative election to make a direct rollover, the Distributee shall be deemed to have elected not to make a direct rollover.

(ix) The Administrative Committee shall treat a Distributee's election to make or not make a direct rollover with respect to one payment in a series of periodic payments as applying to all subsequent payments in the series, provided that the Distributee is permitted at any time to change, with respect to subsequent payments, a previous election to make or not make a direct rollover; and the written explanation provided under subparagraph (iv) above explains that the election to make or not make a direct rollover will apply to all future payments unless the Distributee subsequently changes the election.

(x) Any distribution attributable to an Employee that is paid to the Employee's Spouse or Surviving Spouse shall be subject to the provisions of this Section 7.3(b) in the same manner as if the Spouse or Surviving Spouse were the Employee.

(c)   Notwithstanding the foregoing, a Member or Beneficiary who would have been required to receive required minimum distributions in 2009 from the Plan but for the enactment of Section 401(a)(9)(H) of the Code will not receive a distribution from the Plan which would have satisfied the requirements of Section 12.7 for 2009 (prior to the application of Code Section 401(a)(9)(H)) unless the Member or Beneficiary elected to receive such distribution.

In addition, notwithstanding any provision of the Plan to the contrary, and solely for purposes of applying the direct rollover provisions of Section 7.3(b) of the Plan, a Direct Rollover may be offered for distributions that would be Eligible Rollover Distributions with or without regard to Section 401(a)(9)(H) of the Code.

ARTICLE 8
RIGHTS, RESTRICTIONS, AND OPTIONS ON
EMPLOYER STOCK

8.1   **Voting Rights.** All Employer Stock held in the Trust and allocated to a Member's Aggregate Account shall generally be voted by the Trustee in accordance with the instructions of the Member or Beneficiary to whose Aggregate Account such Employer Stock is allocated. All Employer Stock held in the Trust which is not allocated to a Member's Aggregate Account or for which the Member does not give instructions to the Trustee shall be voted by the Trustee in accordance with the instructions from the Administrative Committee. If the Administrative Committee shall fail or refuse to give the Trustee timely instructions, the Trustee shall vote such Employer Stock in its discretion.

8.2   **Determination of Trust's Cost Basis in Employer Stock.** For purposes of determining the net unrealized appreciation on distributed Employer Stock, the cost or other basis to the Trust of any Employer Stock allocated as of a particular Valuation Date shall be the average cost or other basis to the Trust of all Employer Stock of the same type which was purchased or otherwise acquired by the Trust during the period since the preceding Valuation Date.

ARTICLE 9
INVESTMENT OF ACCOUNTS

9.1   **Direction by Member.** Each Member and Beneficiary shall direct how the amounts in his or her Aggregate Account are invested except that the Member or Beneficiary may not direct the investment of such person's Matching Contribution ESOP Account until after the period specified below.

If a Member does not have a preexisting investment direction on file with the Administrative Committee, a Member's Profit Sharing Contribution ESOP Account and Retirement Investment Plan ESOP Account will be invested in the default fund specified by the Administrative Committee until such time as the member directs such account.

A Member, for periods after June 9, 2004 and prior to May 1, 2008, on the first day of the calendar quarter following the third anniversary of his date of hire; or (b) for the period commencing on or after May 1, 2008, commencing on the first day of the calendar quarter after being credited with six (6) months of employment with the Employer, transfer up to one hundred percent (100%) of his Matching Contribution ESOP Account among the investment funds available under Section 9.5. In addition, Members who have at least six months (6) of employment with the Employer as of May 1, 2008 but who are not eligible to make a diversification election as of such date shall be given a one-time election on May 1, 2008 to transfer up to one hundred percent 100% of their Matching Contribution ESOP Accounts among the investment funds available under Section 9.5. Any investments so transferred shall be held in the Matching Diversification ESOP Account.

The Member shall make such investment directions in accordance with procedures adopted by the Administrative Committee. The Administrative Committee may permit a Member or Beneficiary to direct the investment of his Aggregate Account through written instructions submitted to the Administrative Committee, by instructions made through the Internet, by telephone or through the use of any other means not prohibited by the Internal Revenue Service or the Department of Labor, and to receive all information necessary to make such investment instructions, and receive a confirmation of such instructions, in a similar manner. The Administrative Committee may limit the methods used by the Member or Beneficiary to one or more of the methods described in this paragraph. If a Member fails to provide direction as to the investment of funds in the aforesaid accounts, all such funds shall be invested in the default fund specified by the Administrative Committee until such time as a Member provides investment direction with respect to such funds; provided, however, that the funds allocated to a Member's Employee Contribution ESOP Account shall remain invested in Employer Stock until such time as a Member provides investment direction with respect to such funds.

9.2 **Change in Investment of Future Contributions.** A Member may change his investment direction with respect to future contributions (to the extent the Member is entitled to direct the investment of such contributions) by filing a new investment direction in the manner prescribed by the Administrative Committee. A change in investment direction shall take effect as soon as is administratively feasible after receipt of the Member's instructions. The Member may provide instructions at any time.

A Member may also provide instruction with respect to the investment of Rollover Contributions made to the Plan pursuant to Section 7.1. Such instruction shall be made in the manner prescribed by the Administrative Committee. If the Member fails to provide direction as to the investment of a Rollover Contribution prior to its receipt, such contribution shall be invested in the default fund specified by the Administrative Committee.

A Member may also provide instruction with respect to the investment of funds received as a result of a plan merger where this Plan is the surviving plan, subject, however, to the terms of any applicable merger agreement. Such instruction shall be made in the manner prescribed by the Administrative Committee. If the Member fails to provide direction as to the investment of funds received as a result of a plan merger, the funds received for the Member's benefit shall be invested in the default fund specified by the Administrative Committee until such time as the Member provides investment direction with respect to such funds.

9.3 **Change in Investment of Prior Contributions**. As to account(s), or portions thereof over which a Member has authority to direct investments under Section 9.1 above, the Member may transfer and reinvest assets held in such account(s) among the various investment funds available to such person. Such transfer shall be made in the manner prescribed by the Administrative Committee. Notice of confirmation of any unwritten instructions shall be sent to the Member. The Member may provide instructions at any time.

9.4 **Notice to Trustee.** Notice of all Member investment directions and changes thereof shall be promptly delivered to the Trustee.

9.5 **Investment Funds**. As to the account(s), or portions thereof, over which a Member has authority to direct investments under Section 9.1 above, the Member shall be permitted to select from among no fewer than three investment funds, as the Administrative Committee may designate from time to time. One such fund shall be the First Merit Common Stock Fund which shall hold Employer Stock.

9.6 **Investment of Matching Contribution ESOP Account.** Except to the extent a Member directs the investment of his Matching Contribution ESOP Account under Sections 9.1 and 20.4, his Matching Contribution ESOP Account shall be invested solely in Employer Stock.

ARTICLE 10
MEMBER ACCOUNTS

10.1 **Establishment of Accounts.** The Trustee shall establish and maintain the accounts set forth in Section 1.3, and such other accounts as is deemed needed or desirable for the proper administration of the Plan. Such accounts may be invested in the investment funds as provided in Sections 9.5 and 9.6.

10.2 **Record of Contributions.** The Trustee shall keep a detailed record of all contributions made by or on behalf of each Member and shall allocate such contributions to the appropriate account(s) of the Member as soon as is administratively feasible after receipt of the contributions.

10.3 **Adjustments to Accounts.** In creating and maintaining accounts of Members, the Trustee shall make the following adjustments:

(a) Contributions. Contributions shall be allocated among Members and shall be used to purchase units or shares of the particular investment fund(s) as directed by the Member or as provided by the Plan as soon as is administratively feasible following the receipt of any contribution. Units or shares shall be purchased at fair market value. The number of units or shares purchased shall be credited to the accounts of the Member.

(b)   Income/Capital Gain. Any income or capital gain distribution from an investment fund shall be reinvested in such fund, and the number of units or shares purchased through such reinvestment shall be credited to the account(s) of the Member.

(c)   Withdrawals/Distributions. In the event of a hardship distribution or partial distribution, the Member's investment funds shall be sold on a pro rata basis until the amount of the distribution is satisfied. Shares in the FirstMerit Corporation Stock Fund shall not be liquidated, however, until all other investment funds have been liquidated to provide funds for the distribution or withdrawal. In the event no instruction is provided, the Trustee shall sell a pro rata portion of each investment fund (other than the FirstMerit Corporation Stock Fund) in which is invested those account(s) from which the distribution or withdrawal may be made, based on the current fair market value of each such fund, determined as follows: the fair market value of the investment fund (other than the FirstMerit Corporation Stock Fund) divided by the fair market value of all available funds (other than the FirstMerit Corporation Stock Fund) multiplied by the lesser of the amount necessary to make the distribution or withdrawal or the value of all available funds (other than the FirstMerit Corporation Stock Fund). Shares in the FirstMerit Corporation Stock Fund shall be liquidated only in the event the amount realized from the liquidation of the other funds is not sufficient for the distribution or withdrawal.

At the time of a distribution or withdrawal, the number of units or shares of a particular investment fund that must be sold in order to make the distribution or withdrawal shall be sold in accordance with the preceding paragraph as soon as is administratively feasible. The proceeds from such sale shall then be distributed to the Member. The number of units or shares held in the Member's accounts) shall be reduced by the number of units or shares sold in order to make the distribution or withdrawal.

(d)   Investment Transfers. Investment transfers made pursuant to Section 9.3 shall be made as soon as is administratively feasible following the receipt of the Member's instructions. An investment transfer direction shall apply to all account(s). In making an investment transfer, the assets the Member directs to sell will be liquidated, and the number of units or shares held in the Member's account(s) will be reduced by the number of units or shares sold. The proceeds from such sale will be used to purchase units or shares in the investment fund selected by the Member, and the number of units or shares purchased with such proceeds will be credited to the account(s) of the Member.

(e)   Loans. A loan to a Member is to be treated as a Member direction of investment under this Plan. In the event of a loan, the Member's investment funds shall be sold on a pro rata basis until the amount of the loan is satisfied. Shares in the FirstMerit Corporation Stock Fund shall not be liquidated, however, until all other investment funds have been liquidated to provide funds for the loan. In the event no instruction is provided, the Trustee shall sell a pro rata portion of each investment fund (other than the FirstMerit Corporation Stock Fund) in which is invested those account(s) from which the loan may be made, based on the current fair market value of each such fund, determined as follows: the fair market value of the investment fund (other than the FirstMerit Corporation Stock Fund) divided by the fair market value of all available funds (other than the FirstMerit Corporation Stock Fund) multiplied by the lesser of the amount necessary to make the loan or the value of all available funds (other than the FirstMerit Corporation Stock Fund). Shares in the FirstMerit Corporation Stock Fund shall be liquidated only in the event the amount realized from the liquidation of the other funds is not sufficient for the loan.

In all other respects, the creation of a loan shall be treated as an investment transfer wherein the proceeds from the sale of investment funds shall be used to purchase the loan, and the loan balance shall be credited to the account(s) of the Member. The payment of principal and interest on the loan shall be credited to the account(s) of the Member and then transferred to the investment fund(s) in accordance with the Member's investment instructions for Employee 401(k) Contributions.

10.4   **Value of Accounts.** For purposes of determining the amount of any distribution (including hardship withdrawals and loans) under this Plan, the value of any account established under the Plan on behalf of any Member shall be equal to the sum, as of the distribution date described in Section 12.7(a), of the fair market value of all investment funds in which such account is invested plus any uninvested cash allocated to such account. The fair market value of an investment fund shall be determined by multiplying the number of units or shares of the investment fund held by the account by the fair market value of each such unit or share.

ARTICLE 11
VESTING

11.1   **Vesting.** A Member's interest in his Matching Contribution, Employee Post-Tax, Employee Rollover, Pre-Merger Employer, Employer Transfer, Employee Contribution ESOP, Matching Contribution ESOP, and Supplemental Retirement ESOP Accounts shall be one hundred percent (100%) vested and nonforfeitable at all times.

A Member's interest in his Profit Sharing Contribution ESOP Account shall be subject to the following Vesting Schedule:

Years of Service	Vesting Percentage
Less than 5	0 percent
5 or more	100 percent

Notwithstanding the foregoing, effective for a Member who is employed by the Employer on and after January 1, 2007, the Member's interest is his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account shall be subject to the following Vesting Schedule:

Years of Service	Vesting Percentage
Less than 3	0 percent
3 or more	100 percent

11.2   **Amendment of Vesting Schedule.** No subsequent amendments may reduce the benefits which are vested hereunder. The Administrative Committee shall notify each Member any time the Plan is amended in a manner which affects the amount of vested benefits.

11.3   **Forfeitures**. The non-vested portion of a Member's Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account will be treated as a forfeiture upon the earlier of (a) the date the account is distributed on account of the Member's termination of employment; or (b) the date on which the Member incurs five consecutive one-year Breaks in Service. For purposes of this section, if a Member is not vested in any portion of his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account as of the date of his termination of employment, the Member will be deemed to have received a distribution of his vested Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account on the date of his termination of employment.

In the event that a former Member who was not 100% vested in his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account at the time of his termination of employment (a) receives a distribution of the vested portion of such accounts; (b) returns to the employment of the Employer before he incurs five consecutive one-year Breaks in Service; and (c) repays to the Plan the full amount of his distribution within five years after the date he resumes employment, the amount of the non-vested portion of his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account, including all forms of benefit relating to such non-vested portion that has been treated as a forfeiture, will be restored to his Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account first from forfeitures available in that year, if any, and then from contributions made by the Employer. A former Member who is deemed to have received a distribution of his vested Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account upon his termination of employment will be deemed to have repaid the forfeited portion of such account upon the date he resumes employment with the Employer, provided he resumes employment prior to the date in which he incurred five consecutive one-year Breaks in Service.

Forfeitures from a Member's Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account, and all other forfeitures held by the Plan, unless required to be restored to the Member's Profit Sharing Contribution ESOP Account and Retirement Investment Contribution ESOP Account pursuant to the preceding paragraph, will be used as soon as is administratively practicable, but not later than the end of the Plan Year following the Plan Year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent Employer contributions made to the Plan.

ARTICLE 12
DISTRIBUTIONS

12.1 **Retirement Distributions.** Upon reaching his Normal Retirement Age prior to termination of employment or retirement, a Member shall be fully vested in his Aggregate Account.

Every Member shall retire for purposes of this Plan on his Normal or Late Retirement Date. A Member shall, within a reasonable time prior to attaining his Normal or Late Retirement Date, as applicable, advise the Administrative Committee of his intention to retire. The Member's participation in this Plan shall cease as of such Normal or Late Retirement Date, and the Administrative Committee shall direct the Trustee to distribute the Member's Aggregate Account balance, valued pursuant to Section 10.4, to the Member in accordance with Sections 12.5, 12.6, and 12.7.

12.2 **Distribution upon Death.** Upon the death of a Member before retirement or other termination of employment, the Member's Aggregate Account shall be fully vested. The Administrative Committee shall direct the Trustee to distribute such Member's Aggregate Account, valued pursuant to Section 10.4, to any surviving Beneficiary designated by the Member or, if none, in accordance with Section 13.2, subject, however, to the provisions of Section 12.8. Such distribution shall be made in accordance with Sections 12.5, 12.6, and 12.7.

Upon the death of a person who had ceased to be a Member because of termination of employment for any reason other than death, Total and Permanent Disability, or retirement, the Administrative Committee shall direct the Trustee to distribute any vested Aggregate Account balance (valued pursuant to Section 10.4), the value of which had not been distributed to such former Member prior to his death, to any surviving Beneficiary designated by the former Member or, if none, in accordance with Section 13.2, subject, however, to the provisions of Section 12.8. Such distribution shall be made in accordance with Sections 12.5, 12.6, and 12.7.

12.2A **HEROES Act Death Benefit Provision**. Effective for deaths occurring on or after January 1, 2007, if a Member dies while performing Qualified Military Service (as defined in Code section 414(u)), the survivors of the Member are entitled to any additional benefits (other than benefit accruals relating to the period of Qualified Military Service) provided under the Plan as if the Member had resumed employment and then died. In addition, a Member who dies while performing Qualified Military Service shall be credited with Vesting Service for his period of Qualified Military Service.

12.3 **Distribution upon Total and Permanent Disability.** In the event of any Member's Total and Permanent Disability that occurred while such person is an Employee, the Member's Aggregate Account shall be fully vested. The Administrative Committee shall direct the Trustee to distribute the Member's Aggregate Account balance, valued pursuant to Section 10.4, to the Member in accordance with Sections 12.5, 12.6, and 12.7.

12.4   **Distribution upon Termination of Employment.**

(a)   Upon termination of a Member's employment for any reason other than death, Total and Permanent Disability, or retirement, such Member shall be eligible to receive a total distribution of his vested Aggregate Account balance, valued pursuant to Section 10.4. Such distribution shall be made in accordance with the provisions of Section 12.4(b) or (c) below.

(b)   Upon termination of a Member's employment for any reason other than death, Total and Permanent Disability, or retirement, the Member may, in his sole discretion, instruct the Trustee to distribute the Member's vested Aggregate Account balance in accordance with Sections 12.5, 12.6, and 12.7.

(c)   If, upon a Member's termination of employment for any reason other than death, Total and Permanent Disability, or retirement, the Member does not elect to receive a distribution pursuant to Section 12.4(b) above, or if the Member does not consent to an immediate distribution of his vested Aggregate Account, the Trustee shall continue to maintain the Aggregate Account in the Plan, and the Member shall continue to direct the investment of his Aggregate Account to the extent provided in Section 9.1. The Member's Aggregate Account shall be distributed to the Member at the time he attains one of the retirement ages under the Plan in accordance with Sections 12.5, 12.6, and 12.7. In the event the Member dies before reaching one of the retirement ages under the Plan and has not received his accumulated distribution, his Aggregate Account shall be paid in accordance with Section 12.2.

12.5   **Method of Payment.** The distributions provided hereunder shall be made in one or more of the following methods as the Member, in his sole discretion, shall elect:

(a)   Payment of the Member's Aggregate Account balance in a single lump sum; or

(b)   Payments in equal or nearly equal monthly, quarterly, semi-annual, or annual installments over any period not exceeding ten (10) years. In the event the Member dies before receiving the installments required under this subsection, the balance of the Member's Aggregate Account shall be distributed in accordance with Section 12.2 as if the Member had died before his retirement or other termination of employment. The number of years stated above shall not exceed the Member's life expectancy at the date such payments commence.

If the value of a terminated Member's vested Aggregate Account is not more than $1,000, the Member shall receive a distribution of his vested Aggregate Account as soon as is administratively practicable after such person's termination of employment. If the value of a terminated Member's Aggregate Account is more than $1,000 but not more than $5,000, such Member shall be provided with a written notice informing the Member that if he does not either (a) elect to receive a cash payment from the Plan of his entire Aggregate Account or (b) elect to roll over his entire Aggregate Account in accordance with Section 7.3 of the Plan, then the value of the terminated Member's entire Aggregate Account will be rolled over into an Individual Retirement Account ("IRA") selected by the Employer. Notwithstanding the preceding paragraph, all amounts rolled over pursuant to this paragraph shall be made in cash. The Employer shall select the IRA to which the rollover will be made and shall transfer the affected

Member's Aggregate Account to the IRA in accordance with Employee Benefits Security Administration Regulation 2550.404a-2, and applicable guidance thereunder.

A Member shall have the right to demand that his Aggregate Account currently invested in Employer Stock be distributed in the form of Employer Stock, except that the value of any fractional shares of Employer Stock shall be paid in cash. The portion of the Member's Aggregate Account that is not distributed in the form of Employer Stock shall be paid in cash.

If the Member makes no election with respect to the form of the distribution of the Employer Stock in his Aggregate Account, such distribution shall be made (a) in the form of Employer Stock, if there are at least one hundred (100) shares of Employer Stock in the Member's Aggregate Account or, (b) if there are fewer than one hundred (100) shares of Employer Stock in the Member's Aggregate Account, in the form of cash equal to the fair market value of the Employer Stock as of the Valuation Date coinciding with or immediately preceding the distribution. The value of any fractional shares of Employer Stock shall be paid in cash.

12.6   **Member Consent.** Any distribution to a Member who has a benefit which exceeds at the time of distribution $5,000 shall require such Member's consent if such distribution commences or occurs prior to the later of his Normal Retirement Age or attainment of age sixty-two (62). With regard to this required consent:

(a)   No consent shall be valid unless the Member has received a general description of the material features and an explanation of the relative values of the optional forms of benefit available under the Plan that would satisfy the notice requirements of Code Section 417(a)(3).

(b)   The Member must be informed of his right to defer receipt of the distribution. If a Member fails to consent, it shall be deemed an election to defer commencement of payment of any benefit. However, any election to defer the receipt of benefits shall not apply with respect to required minimum distributions which are required under Section 12.7.

(c)   Effective for distributions commencing on and after January 1, 2007, notice of the rights specified under this Section 12.6 shall be provided no less than thirty (30) days and no more than one hundred eighty (180) days before the first day on which all events that entitle the Member to such benefits have occurred. Such notice shall include an explanation of the member's right to defer a distribution and the consequences of the failure to do so.

(d)   The consent of the Member to the distribution must not be made before the Member receives the notice and must not be made more than one-hundred eighty (180) days before the first day on which all events which entitle the Member to such benefits have occurred.

(e)   No consent shall be valid if a significant detriment is imposed under the Plan on any Member who does not consent to the distribution.

12.7   **Rules on Distributions.**

(a)   <u>Time of Payment</u>. Distributions hereunder may be made or may commence as soon as is administratively practicable following the date the event causing the distribution occurred. Unless the Member elects otherwise, distributions under this Plan shall begin no later than sixty (60) days after the last day of the Plan Year in which the latest of the following events occurs:

(i)   The date on which the Member attains his Normal Retirement Age; or

(ii)   The tenth (10th) anniversary of the Plan Year in which the Member commenced participation in the Plan; or

(iii)   The date on which the Member separates from the service of the Employer.

(b)   <u>Required Distributions</u>. Notwithstanding any provision in the Plan to the contrary, a Member's entire interest in his vested Aggregate Account shall be distributed in accordance with applicable regulations to him not later than (i) the Required Beginning Date or (ii) beginning not later than the Required Beginning Date, in accordance with regulations, over a period certain not extending beyond the life expectancy of such Member.

(c)   <u>Death After Distribution Has Begun</u>. If the distribution of a Member's interest in his Aggregate Account has begun in accordance with subparagraph (b)(ii) above, and the Member dies before his entire interest has been distributed to him, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used under subparagraph (b)(ii) as of the date of the Member's death and in accordance with federal regulations.

(d)   <u>Death Before Distribution Has Begun</u>. If a Member dies before the distribution of his interest has begun in accordance with subparagraph (b)(ii) above, distribution of the Member's entire interest shall be completed by December 31 of the calendar year containing the fifth anniversary of the Member's death except to the extent an election is made to receive the distribution in accordance with (i) or (ii) below:

(i)   If any portion of the Member's interest is payable to a Designated Beneficiary, distribution may be made over the life of the Designated Beneficiary or over a period certain not extending beyond the life expectancy of the Designated Beneficiary, commencing on or before December 31 of the calendar year immediately following the calendar year in which the Member died; or

(ii)   If the Designated Beneficiary is the Member's Surviving Spouse, the date distributions are required to commence under subparagraph (i) above shall not be earlier than the later of (A) December 31 of the calendar year immediately following the calendar year in which the Member died; and

(B) December 31 of the calendar year in which the Member would have attained age seventy and one-half (70½).

If the Member has not made an election pursuant to this subsection (d) by the time of his death, the Member's Designated Beneficiary must elect the method of distribution no later than the earlier of December 31 of the calendar year in which distributions would be required to begin under this subsection (d), or December 31 of the calendar year which contains the fifth anniversary of the date of death of the Member. If the Member has no Designated Beneficiary, or if the Designated Beneficiary does not elect a method of distribution, distribution of the Member's entire interest must be completed by December 31 of the calendar year containing the fifth anniversary of the Member's death.

(e)   Special Rule for Surviving Spouse of Member. The Plan shall not provide any special rules for Surviving Spouses.

(f)   Required Beginning Date.

(i)   The "Required Beginning Date" of a Member is April 1 of the calendar year following the calendar year in which the Member attains age seventy and one-half (70½). Effective for tax years of Members beginning on or after January 1, 1999, the Required Beginning Date shall be determined in accordance with (A) or (B) below:

(A)   Non-5-Percent Owners. The Required Beginning Date of a Member who is not a "5-percent owner" [as defined in subparagraph (ii) below] is April 1 of the calendar year following the calendar year in which the later of his retirement or attainment of age seventy and one-half (70½) occurs.

(B)   5-Percent Owners. The Required Beginning Date of a Member who is a "5-percent owner" [as defined in subparagraph (ii) below] is April 1 following the calendar year in which the Member attains age seventy and one-half (70½).

(ii)   A Member is treated as a 5-percent owner for purposes of this subsection (f) if such Member is a 5-percent owner as defined in Code Section 416(i) (determined in accordance with Section 416 but without regard to whether the Plan is top-heavy) at any time during the Plan Year ending with or within the calendar year in which such owner attains age seventy and one-half (70½) or any subsequent Plan Year.

(iii)   Once distributions have begun to a 5-percent owner under this subsection, they must continue to be distributed, even if the Member ceases to be a 5-percent owner in a subsequent year.

(iv)   If distribution is made in other than a lump sum, the second payment shall be distributed no later than the December 31 following the Required

46

Beginning Date. Each succeeding payment shall be distributed no later than each December 31 thereafter.

(g) Life Expectancy. For purposes of this Section 12.7, the life expectancy of a Member and the Member's Spouse (other than in the case of a life annuity) may be redetermined from time to time, but not more frequently than annually; however, in the case of any other Designated Beneficiary, such life expectancy will be calculated at the time payment first commences without further recalculation.

(h) Designated Beneficiary. For purposes of this Section 12.7, the term "Designated Beneficiary" means any individual designated as a beneficiary by the Member.

(i) Treatment of Payments to Children. For purposes of this Section 12.7, under regulations prescribed by the Secretary of the Treasury, any amount paid to a child shall be treated as if it had been paid to the Surviving Spouse upon such child's reaching the age of majority (or such other event as may be designated under regulations).

(j) Incidental Death Benefit Distributions. For the purpose of this title, any distribution required under the incidental death benefit requirements of Code Section 401(a)(9)(G) shall be treated as a distribution required under this provision.

(k) Applicable Regulations. All distributions required under this Section 12.7 shall be determined and made in accordance with Code Section 401(a)(9) and Treasury regulations 1.401(a)(9)-2 through 1.401(a)(9)-9.

(l) Override. The provisions of this section shall override any distribution options in the plan inconsistent with Code Section 401(a)(9).

12.8 **Consent to Designation of Beneficiary Other Than Surviving Spouse.** Notwithstanding anything to the contrary contained in this Article 12, except as provided below, distributions made as a result of the death of a Member shall be made solely to the Surviving Spouse of the deceased Member. If there is no Surviving Spouse or if the Member has designated a Beneficiary other than the Surviving Spouse and the Surviving Spouse has consented in the manner described below to the designation of such other Beneficiary, the distribution made as a result of the Member's death shall be made to such other designated Beneficiary. For purposes of the preceding sentence, the consent of the Spouse to the designation of an alternate Beneficiary shall (a) be in writing; (b) designate a specific Beneficiary, including any class of beneficiaries or contingent beneficiaries, which may not be changed without the consent of the Spouse (or the Spouse expressly permits designations by the Member without further consent of the Spouse); (c) acknowledge the effect of such consent; and (d) be witnessed by a Plan representative or notary public. Notwithstanding the foregoing, the consent of a Spouse shall not be required if the Member establishes to the satisfaction of the Plan Administrator that there is no Spouse, the Spouse cannot be located, the Spouse and Member are legally separated or the Member has been abandoned and the Member has a court order to such effect, or the consent of a Spouse is not otherwise required as set forth in federal regulations or other guidance.

12.9   **Limitations on Distributions.** Amounts held in a Member's Employee Contribution ESOP Account may not be distributable prior to the earliest of:

(a)   his severance from employment, Total and Permanent Disability, or death;

(b)   his attainment of age fifty-nine and one-half (59½), subject to the limitations of Section 12.11;

(c)   termination of the Plan if neither the Employer nor an Affiliated Employer establishes or maintains another defined contribution plan [other than an employee stock ownership plan as defined in Code Section 4975(e)(7)]; or

(d)   financial hardship in accordance with Section 12.12.

12.10 **Withdrawals from Employee Post-Tax Account and Employee Rollover Account**. A Member who is actively employed as an Employee may withdraw all or a portion of his Employee Post-Tax Account or Employee Rollover Account (including the portion of such person's after-tax and rollover contributions held in the ESOP Account) in accordance with procedures prescribed by the Administrative Committee. The withdrawal shall be paid to the Member within a reasonable time after the Member's request is approved by the Administrative Committee or its designee.

12.11 **Withdrawals After Age 59½.** Effective for distributions on and after January 1, 2007, upon attaining age fifty-nine and one-half (59½), a Member who is an Employee may withdraw all or a portion of amounts from his Employee Contribution ESOP Account (including the Employee 401(k) Account and Catch-up Employee 401(k) Account), Matching Contribution ESOP Account (including Matching Diversification Account), Employee Rollover Account, Post-Tax Account, Pre-Merger Employer Account, or Employer Transfer Account (including Employer Stock held in the corresponding ESOP Accounts) in accordance with procedures prescribed by the Administrative Committee and at such time and in such manner as shall be prescribed by the Administrative Committee. The withdrawal shall be paid to the Member within a reasonable time after the Member's request is approved by the Administrative Committee or its designee.

12.12 **Hardship Withdrawals**. Effective for distributions on and after January 1, 2007, a Member who is actively employed as an Employee may withdraw amounts from his Employee 401(k) Account, Catch-up Employee 401(k) Account, Employee Post-Tax Account, Employee Rollover Account, Pre-Merger Employer Account, and Employer Transfer Account, Matching Contribution Account, and the stock amounts of the same contributions that are held in the Employee Contribution ESOP Account and Matching Contribution ESOP Account by making his request in the manner prescribed by the Administrative Committee, subject to the following provisions in this section below.

(a)   The withdrawal request must be made on account of an immediate and heavy financial need of the Member, determined based on all relevant facts and circumstances. A financial need may be immediate and heavy even if it was reasonably foreseeable or voluntarily incurred by the Member. An immediate and heavy financial need includes, without limitation, the following:

      (i)   expenses for medical care described in Code Section 213(d) but without regard to any adjusted gross income limitation previously incurred by the Member, the Member's Spouse, or any dependent (as defined in Code Section 152 and without regard to Code Sections 152(b)(1), (b)(2), and (d)(1)(B) of the Member, or necessary for these persons to obtain medical care;

      (ii)   costs directly related to the purchase of a principal residence for the Member (excluding mortgage payments);

      (iii)   payment of tuition, related educational fees, and room and board expenses for the next twelve (12) months of post-secondary education for the Member, his Spouse, children, or dependents (as defined in Code Section 152 and without regard to Code Section 152(b)(1), (b)(2), and (d)(1)(B));

      (iv)   payments necessary to prevent the eviction of the Member from his principal residence or foreclosure on the mortgage of the Member's principal residence;

      (v)   effective for Plan Years commencing on and after January 1, 2006, payment of burial or funeral expenses for the Member's deceased parents, spouse, children, or dependents (as defined in Code Section 152 and without regard to Code Section 152(b)(1), (b)(2), and (d)(1)(B));

      (vi)   effective for Plan Years commencing on and after January 1, 2006, expenses for the repair of damage to the Member's principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds the 10% of adjusted gross income requirement).

(b)   The withdrawal shall not be permitted unless the Administrative Committee has determined to its satisfaction that the Member has exhausted all other reasonably available financial resources, including all distributions, other than hardship distributions, and all nontaxable loans currently available under all plans maintained by the Employer.

(c)   The amount withdrawn may not exceed the actual amount of the immediate and heavy financial need of the Member. The amount of the immediate and heavy financial need may include any federal, state, or local income taxes or penalties reasonably anticipated to result from the distribution.

(d)   The maximum amount which may be withdrawn shall be (i) the Member's total Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions and any income allocable thereto credited to the Member's Employee 401(k) Account [now known as the Employee Contribution ESOP Account] as of December 31, 1988 (less amounts previously withdrawn), but not exceeding the balance credited to the Member's Employee 401(k) Account;

plus (ii) the balance credited to the Member's Matching Contribution ESOP Accounts; plus (iii) the balance credited to the Member's Employee Rollover Account.

(e) Only one (1) hardship withdrawal shall be permitted during a six (6)-month period, except that withdrawals for the purpose of the payment of tuition, related educational fees, and room and board expenses shall be permitted more often than once during a six (6)-month period, but not more-often than as such tuition, fees, and expenses become due and payable (i.e., on a quarter-by-quarter or semester-by-semester basis).

(f) The Member may not make Employee 401(k) Contributions or Catch-up Employee 401(k) Contributions to the Plan for the six (6)-month period beginning with the date the Member receives the hardship distribution. Upon the expiration of such six (6)-month period, the Member may elect to make Employee 401(k) Contributions and Catch-up Employee 401(k) Contributions to the Plan by filing a salary deferral agreement with the Administrative Committee. Such salary deferral agreement shall take effect on the Entry Date coinciding with or immediately following the date on which it is received by the Administrative Committee.

(g) Any withdrawal request must be approved by the Administrative Committee.

(h) The withdrawal shall be paid to the Member within a reasonable time after the Member's written request is approved by the Administrative Committee.

(i) In no event shall a portion of any safe-harbor Matching Contribution, plus earnings thereon, allocated to a Member's Matching Contribution Account, be withdrawn as a hardship withdrawal in accordance with this section.

12.12A **Deemed Severance Distributions**. A Member is treated as having a termination of employment and shall have the right to take a distribution from his Employee 401(k) Account and Catch-up Employee 401(k) Account (including Employer Stock held in corresponding accounts) if such individual has performed service in the "uniformed services" (as defined in chapter 43 of title 38, United States Code) for more than 30 days. If an individual elects to receive a distribution of his Employee 401(k) Account by reason of a termination of employment, the individual may not elect to contribute Employee 401(k) Contributions to the Plan during the 6-month period beginning on the date of the distribution.

12.13 **Qualified Domestic Relations Orders.** Notwithstanding anything to the contrary contained herein, the Plan shall comply with the provisions of a domestic relations order that is determined by the Administrative Committee to be a "qualified domestic relations order," as defined in Code Section 414(p). The Plan shall make distributions to the alternate payee designated in the order at such time and in such amounts as specified by the order. The Administrative Committee may direct that an immediate distribution from a Member's Aggregate Account be made, or begin to be made, to an alternate payee under the qualified domestic relation order prior to the date the Member separates from the service from the Employer or otherwise becomes entitled to a distribution under the terms of this Plan, if such immediate distribution is required pursuant to the terms of the order. In no event may a qualified domestic relations order provide for a distribution to an alternate payee in form of benefit or benefit option not otherwise provided by the Plan. The Administrative Committee shall establish procedures under which domestic relations order will be reviewed and approved.

12.14 **Form of Withdrawal or Distribution.** Any withdrawal or distribution pursuant to Section 12.10, 12.11, 12.12, or 12.13 shall be made in accordance with the provisions of Sections 12.5 and 12.6, except that any distribution made pursuant to Section 12.10, 12.11, or 12.12 shall be paid in cash.

12.15 **Member Loans.** Loans may be made to Members and Beneficiaries under the following circumstances:

(a)   Loans shall be made available to all Members and Beneficiaries on a reasonably equivalent basis;

(b)   Loans shall not be made available to Highly Compensated Employees, officers, or shareholders in an amount greater than the amount made available to other Members and Beneficiaries;

(c)   Loans shall bear a reasonable rate of interest;

(d)   Loans shall be adequately secured;

(e)   Loans shall provide for repayment over a reasonable period of time; and

(f)   Loans shall be made pursuant to a Member loan policy. Such loan policy shall be established in writing and must include, but need not be limited to, the following:

> (i)   The identity of the person or positions authorized to administer the Member loan policy;
>
> (ii)   The procedure for applying for loans;
>
> (iii)   The basis on which loans will be approved or denied;
>
> (iv)   Limitations, if any, on the types and amounts of loans offered;
>
> (v)   The procedure under the policy for determining a reasonable rate of interest;
>
> (vi)   The types of collateral which may secure a Member loan; and
>
> (vii)   The events constituting default and the steps that will be taken to preserve Plan assets.

Such Member loan policy shall be contained in a separate written document which, when properly executed, is hereby incorporated by reference and made a part of the Plan. Furthermore, such Member loan policy may be modified or amended in writing from time to time by the Administrative Committee without the necessity of amending this Section 12.15.

ARTICLE 13
DESIGNATION OF BENEFICIARY

13.1 **Designation of Beneficiary**. Subject to the provisions of Section 12.8, each Member may designate a Beneficiary in the manner prescribed by the Administrative Committee to whom, in the event of his death, all benefits or any unpaid balance of benefits shall be paid. The Beneficiary so designated may be changed by the Member at any time or from time to time during his life by designating another Beneficiary in the manner prescribed by the Administrative Committee. The facts as shown by the records of the Administrative Committee at the time of death shall be conclusive as to the identity of the proper payee and the amount properly payable, and payment made in accordance with such facts shall constitute a complete discharge of any and all obligations hereunder.

After the death of the Member, his Beneficiary, unless prohibited by the Member's beneficiary designation, may name in a writing filed with the Administrative Committee an individual or individuals to receive the Beneficiary's interest under the Plan. If such Beneficiary fails to designate a beneficiary or if the beneficiary is not living (if a person) or in existence (if an entity) at the time of the Beneficiary's death, the death benefit that was otherwise payable to the Beneficiary will be payable to the estate of the Beneficiary.

13.2 **Disposition of Death Benefit When No Beneficiary is Designated.** If no such designation is on file with the Administrative Committee at the time of death of the Member, or if such designation is not effective for any reason, then such death benefit shall be paid to the deceased Member's Surviving Spouse, if living. If such Surviving Spouse is not living on the date of the death of the Member, for deaths of Member occurring on and after January 1, 2014, payment shall be made to the executors or administrators of the deceased Member's estate.

ARTICLE 14
TRUST PROVISIONS

14.1 **Contributions to Trust.** All contributions to the Plan by the Employer shall be committed in trust to the Trustee, subject to the terms of this Agreement, to be held, managed, and disposed of by the Trustee in accordance with this Agreement.

14.2 **No Diversion of Trust.** Except as is provided in Section 5.10, the Trust shall be irrevocable, and at no time shall any part of the corpus of the Trust or income thereon revert to or be recoverable by the Employer, or at any time be used for, or diverted to, purposes other than for the exclusive benefit of Members, former Members, or their Beneficiaries or for defraying reasonable expenses of administering the Trust and the Plan.

14.3 **General Duties.** In accordance with the terms of this Agreement, the Trustee shall receive such cash and other property paid to the Trustee by an Employer as contributions under the Plan; manage, invest, and reinvest the Trust without distinction between income and principal; collect the income earned upon investment of the Trust; and make such payments and distributions from the Trust as directed by the Administrative Committee.

In accordance with the terms and conditions of the Plan and this Agreement and consistent with ERISA, the Trustee shall discharge its duties solely in the interest of the Members, former Members, and their Beneficiaries and for the exclusive purpose of providing benefits to Members, former Members, and their Beneficiaries, or for defraying reasonable expenses of administering the Plan and this Agreement; shall act with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, and, except as to assets under the investment responsibility of an Investment Manager, shall diversify the Trust assets so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to so diversify. The Trustee shall be under no duty to compute the amount of the contributions required to be paid by an Employer or to collect such amounts as such may become due under the Plan. Except as otherwise provided herein, the Trustee shall be responsible only for the investment and safekeeping of the Trust assets actually received by the Trustee and any liabilities of the Plan shall be satisfied solely out of such Trust assets.

It shall be the responsibility of each Employer to pay to the Trustee the contributions required with respect to such Employer's own Employees, and no other Employer shall have such responsibility. Amounts contributed to the Trust by an Employer may be returned to the Employer under the circumstances and subject to the limitations contained in Section 5.10. The Administrative Committee shall keep accurate books, records, and accounts with respect to the Members of the Plan.

14.4 **Powers of Trustee.** The Trustee shall have the following powers with respect to the Trust assets; subject, however, to such other terms and conditions set forth herein:

(a)   To receive, hold, manage, improve, repair, sell, convey, lease, pledge, mortgage, exchange, or otherwise dispose of all or any part of the Trust assets upon such terms, prices, and conditions as the Trustee deems advisable, and no one dealing with the Trustee shall be bound to see to the application of purchase money or to inquire into the validity or propriety of any such sale or other disposition of the Trust assets.

(b)   To invest and reinvest the Trust assets in any property, real or personal, tangible or intangible, or undivided interest therein, wherever located, including, but not limited to, savings accounts and certificates of deposit issued by any bank (including the Trustee) or savings and loan association; bonds; commercial paper; common and preferred stock (including any stock, obligations, or other property of an Employer or of any affiliate of an Employer); options against securities held by the Trustee; real estate or any interest therein (including purchase and leaseback transactions); annuities and other policies of insurance issued by a legal reserve life insurance company licensed to do business in the State of Ohio; and any qualified pooled trust, upon such terms, prices, and conditions as the Trustee deems advisable, without being restricted by any statute or rule of law governing the investments in which a trustee may invest funds (other than the requirements of ERISA).

(c)   To acquire and hold "qualifying employer securities" and "qualifying employer real property." Such qualifying employer real property or qualifying employer securities held by the Trustee shall not exceed the limits allowed by ERISA; provided, however, the Trustee may invest up to one hundred percent (100%) of the Trust's assets in qualifying employer securities. For the purpose of this subsection (c), and to the extent elsewhere set forth in the Plan, "qualified employer security" shall mean an employer security which is stock or a marketable obligation; and "qualifying employer real property" shall mean real property (and related personal property) which is owned by the Plan and leased to the Employer or to an Affiliated Employer.

(d)   To borrow money from others (but the Trustee shall not be authorized to borrow from its banking department or from an Employer or any affiliate or related entity) upon such terms and conditions and for such purposes as the Trustee deems advisable, to issue the promissory note of the Trustee, and to secure the repayment thereof by pledging any part or all of the Trust assets, and no person loaning money to the Trustee shall be bound to see to the application of the money loaned or to inquire into the validity or propriety of such borrowing.

(e)   To vote in person or by proxy the stocks (other than Employer Stock), securities, or other investments held in trust and to execute and deliver proxies, powers of attorney, and other agreements the Trustee deems advisable; to exchange securities for other securities upon such terms and conditions as the Trustee deems advisable; to consent to or otherwise participate in corporation reorganizations or other changes affecting corporate securities and to delegate discretionary powers and to pay any assessments or charges in connection therewith; and to exercise options, conversion privileges, subscription rights, and to make any payments incidental thereto; and, in general, to exercise in respect to all such stocks, securities, or other instruments all rights, powers, and privileges as might be exercised by an individual in his own right.

(f)   To vote all Employer Stock held in the Trust and allocated to Members' Aggregate Accounts in accordance with the instructions of the Members to whose Aggregate Accounts such Employer Stock is allocated, and to vote all Employer Stock held in the Trust which is not allocated to Members' Aggregate Accounts, or for which the Member does not give instructions to the Trustee, in accordance with the instructions of the Administrative Committee; provided that if the Administrative Committee shall fail or refuse to give the Trustee timely instructions, the Trustee shall vote such Employer Stock in its discretion.

(g)   To arbitrate, compromise, and adjust claims in favor of or against the Trust upon such terms and conditions as the Trustee deems advisable, including the power to commence and defend suits or legal proceedings and to represent the Trust in all such suits or legal proceedings; however, the Trustee shall not be obligated to take any action or to appear or participate in any action which would subject the Trustee to expense or liability unless the Trustee is first indemnified by the Employers in an amount and manner satisfactory to the Trustee.

(h)   To make, execute, acknowledge, and deliver such instruments, deeds, leases (whether or not extending beyond the term of this Trust), mortgages, contracts, agreements, assignments, transfers, bills of sale, and other documents of any kind as the Trustee deems advisable.

(i)   To retain uninvested cash to meet contemplated payments or distributions, or temporarily await investment, without liability or interest thereon.

(j)   To cause stocks, bonds, and other securities and other investments to be registered in the name of the Trustee or in the name of a nominee, or to hold such items in bearer form, but the books and records of the Trustee shall at all times show such investments are part of the Trust assets and the Trustee shall be liable for the acts of any nominee. The assets so held or registered shall at all times remain in the possession or under the control of the Trustee.

(k)   To employ such agents as the Trustee deems advisable or proper, delegate to them such ministerial duties as it sees fit (however, the Trustee shall periodically review the performance of such agents to whom such duties have been delegated), and to pay such agents a reasonable fee; particularly, the Trustee may consult with legal counsel (who may be counsel for the Employers or an Employer) with respect to the construction of this Agreement and the Trustee's obligations hereunder or with respect to any action or proceeding or any question of law, and shall be fully indemnified by the Employers with respect to any action taken or omitted by the Trustee in good faith pursuant to the advice of such counsel, provided that the Trustee acts prudently in choosing and retaining such counsel; and, furthermore, the Trustee may also employ one or more persons, including an investment advisor (including an Investment Manager), who must acknowledge in writing that he is a fiduciary, to render advice with respect to any responsibilities which the Trustee may have under this Agreement and the Plan, providing the Trustee periodically reviews the performances of such advisor.

(l)   To make any payment or distribution directly to a minor or incompetent, or to such person's legal guardian, or to any other person selected by the Trustee to receive such payment or distribution, and the receipt of such minor, guardian, or such other person shall be a complete discharge of the Trustee in regard to such distribution.

(m)   To exercise all rights of ownership in any contracts of insurance in which any portion of the Trust assets may be invested and pay the premiums thereon; to receive dividends thereon; to make policy loans; and to convert policies from one form to another.

(n)   To do all acts, take all such proceedings, and exercise all such rights and privileges, although not specifically mentioned herein, as the Trustee may deem necessary to administer the Trust assets, and to carry out the purposes of this Trust, but acting at all times according to the principles of prudence herein expressed in Section 14.3.

Notwithstanding the foregoing or any provision of this Agreement, the Compensation Committee may, at any time and from time to time, by written direction to the Trustee, specify the retention, purchase, or sale of the Trust assets, or any portion thereof, and may by such written direction assume sole responsibility for the investment management of all or part of the Trust assets. In such event, to the extent permitted by ERISA, the Trustee shall be relieved of all responsibility for the retention, purchase, sale, or investment management of such Trust assets assumed by the Compensation Committee.

Further, the Compensation Committee may appoint an Investment Manager to manage all or part of the Trust assets, as further provided in Section 15.6. In choosing the Investment

Manager, the Compensation Committee shall act prudently and in the interest of the Members and Beneficiaries of the Plan, and the Compensation Committee shall act in this manner in continuing the use of such Investment Manager. Upon the appointment of an Investment Manager, the Trustee shall have no responsibility for managing the Trust assets controlled by the Investment Manager, and the Trustee shall not be liable for the acts or omissions of the Investment Manager. The Employer agrees to indemnify the Trustee and hold it harmless from and against any claim or liability which may be asserted against the Trustee by reason of its acts or omissions pursuant to any direction from the Investment Manager or failing to act in the absence of any such direction.

The investment and reinvestment of the Trust assets shall be subject to such funding policy as the Administrative Committee shall establish from time to time and communicate to the Trustee [and the Investment Manager(s), if any] in writing.

14.5   **Trust Disbursements.** The Trustee shall make such payments from the Trust assets at such times, to such persons, and in such amounts as the Administrative Committee shall direct in writing. In directing the Trustee to make payments out of the Trust assets, the Administrative Committee shall follow the provisions of the Plan, and in no event prior to the satisfaction of all liabilities with respect to Members, former Members, and their Beneficiaries under the Plan may the Employer or Administrative Committee direct that any payments be made, either during the existence of, or upon discontinuance of, the Plan which would cause any part of the Trust assets to be used or diverted to purposes other than for the exclusive benefit of the Members, former Members, and their Beneficiaries or to defray reasonable expenses of the Plan. The Trustee shall be fully indemnified and held harmless by the Employer in acting upon the written directions of the Administrative Committee in making such disbursements and shall have no duty to determine the rights or benefits of any person under the Plan or to inquire into the right or power of the Administrative Committee to direct any such payment. However, if a dispute arises as to who is entitled to any benefit, the Trustee may withhold such payment until the dispute has been resolved. All payments of benefits under the Plan shall be made exclusively from the Trust assets as may be constituted at the time or times of payment, and no person shall be entitled to look to any other source for such payments. Payments required to be made by the Trustee may be made by mailing by first class mail to the person to whom such payment is to be made at the address for such person supplied to the Trustee by the Administrative Committee; furthermore, the Trustee shall not be obligated to search for or ascertain the whereabouts of any such person.

14.6   **Valuations of Trust.** The Trust assets shall be valued at their fair market value by the Trustee periodically, at least annually. The Trustee shall keep accurate and detailed accounts of all investments, receipts, disbursements, and other transactions hereunder, and all accounts, books, and records relating thereto shall be open to inspection and audit at all reasonable times by any person designated by the Administrative Committee. Within ninety (90) days following the close of each Plan Year, or following the close of each such other period as may be agreed upon between the Trustee and the Compensation Committee, and within ninety (90) days after the removal or resignation of the Trustee or termination of the Trust as provided herein, the Trustee shall file with the Administrative Committee a written report setting forth the fair market value of all investments, receipts, and disbursements, and other transactions effected by the Trustee during such fiscal year or other period or during the period from the close of the last Plan Year or other period to the date of such removal, resignation, or termination, including a description of all securities and investments purchased and sold with the cost or net proceeds of such purchases or sales and showing all cash, securities, and other property held at the end of such Plan Year or other period. Except with respect to any act or transaction of the Trustee as to which an Employer or the Administrative Committee shall file a written objection with the Trustee within a period of one hundred eighty (180) days from the date of filing such annual or other report, the Trustee shall upon the expiration of such period be forever released and discharged from any liability or accountability to the Employer or the Administrative Committee as respects the propriety of its acts and transactions shown in such account, and the Employer shall thereafter reimburse, indemnify, and hold harmless the Trustee for any damages, expenses, costs, claims, or liabilities arising out of its acts, transactions, duties, obligations, or responsibilities as Trustee during the period covered by such account, except those arising from the Trustee's breach of its fiduciary responsibility under ERISA, or any amendments thereto. Neither the Employer nor the Administrative Committee shall have the right to demand or be entitled to any further or different accounting by the Trustee. The foregoing, however, shall not preclude the Trustee from having its account settled by a court of competent jurisdiction.

Notwithstanding any other provision of this Article 14, if the Trustee shall determine that the Trust assets consist in whole or in part of property not traded freely on a recognized market or that information necessary to ascertain the fair market value thereof is not readily available to the Trustee, the Trustee shall request the Administrative Committee to instruct the Trustee as to the value of such property for all purposes under this Agreement, and the Administrative Committee shall comply with such request. The value placed upon such property by the Administrative Committee in its instructions to the Trustee shall be conclusive and binding upon the Trustee subject to the provisions of this Section 14.6. If the Administrative Committee shall fail or refuse to instruct the Trustee as to the value of such property within a reasonable time after receipt of the Trustee's request to do so, the Trustee may engage a competent appraiser to fix the fair market value of such property for all purposes hereunder. The determination of any such appraiser as to the fair market value of such property shall be the value reported by the Trustee for all purposes hereunder, and the Trustee shall have no liability in connection therewith subject to the provisions of this Section 14.6. The reasonable fees and expenses incurred for any such appraisal shall be deemed an expense of the Trustee and paid as provided herein.

14.7 **Expenses of Trust.** All brokerage costs and transfer taxes incurred in connection with the investment and reinvestment of the Trust assets, all expenses incurred in connection with the acquisition or holding of real property, any interest therein or mortgage thereon; all income taxes or other taxes of any kind whatsoever which may be levied or assessed under existing or future laws upon or in respect of the Trust assets; any interest which may be payable on money borrowed by the Trustee for the purposes of the Trust; and all other administrative expenses incurred by the Trustee, including fees for accounting and legal services rendered to the Trustee, such compensation to the Trustee as may be agreed upon in writing from time to time between the Compensation Committee and the Trustee, and all other proper charges and disbursements of the Trustee, shall be paid from the Trust assets unless paid by the Employer.

14.8   **Resignation or Removal of Trustee.** The Trustee may resign at any time upon sixty (60) days' notice in writing to the Compensation Committee, and the Trustee may be removed by the Compensation Committee, with the consent of the Employer, at any time upon sixty (60) days' notice in writing directing the resignation or removal of the Trustee, whereupon the Compensation Committee, with the approval of the Board of FirstMerit Corporation, shall appoint a successor trustee who shall have the same powers and duties as those conferred upon the Trustee named herein and, upon acceptance of such appointment by the successor Trustee, the Trustee named herein shall assign, transfer, and pay over to the successor Trustee the funds and properties then constituting the Trust assets, provided the Trustee has been indemnified to the reasonable satisfaction of the Trustee against any expenses and liabilities with respect to the transfer of Trust assets to the successor Trustee. The Trustee is authorized, however, to reserve such sum of money as the Trustee may deem advisable for payment of the Trustee's fees and expenses in connection with the settlement of the Trustee's account or otherwise, and any balance of such reserve remaining after payment of such fees and expenses shall be paid over to the successor Trustee. The successor Trustee shall have no liability for any acts or omissions of the predecessor Trustee. The Administrative Committee shall notify the Members of any changes in the Trustee.

14.9   **Insurance Contracts.** The Administrative Committee may provide for the payment of benefits under the Plan by contract with such insurance company or companies as it may determine and to that end shall have the right at any time to have the Trust assets (less any amounts constituting charges and expenses payable from the Trust assets) or any part thereof transferred to such insurance company or companies with which it has so contracted.

14.10   **Fiduciary Duties.** The Trustee shall be liable to make good to the Trust any losses to the Trust resulting from each breach by it of the responsibilities, obligations, or duties imposed upon fiduciaries under ERISA and to restore to the Trust any profits that had been made through its use of Trust assets; however, subject to the provisions of ERISA, the Trustee shall not be liable for the breach of any responsibility, obligation, or duty specifically allocated under this Agreement to any other fiduciary, including the Compensation Committee and Administrative Committee (in such case as such committees are deemed to be fiduciaries under ERISA).

The Trustee shall not accept or act upon direction from the Compensation Committee, Administrative Committee, or any other person to engage in a transaction known by the Trustee to be a "prohibited transaction" under ERISA. In the event of any uncertainty or dispute respecting any such proposed transaction, the Trustee shall not be required to act or be liable to any person for failing so to act on such direction unless and until a final administrative or judicial determination shall be obtained by any person interested in such transaction and duly served upon the Trustee, and the Trustee shall thereafter have had a reasonable opportunity to comply with such direction if it is determined to be lawful under the terms of the Plan and ERISA in the opinion of legal counsel. The Trustee is expressly authorized to exercise the powers granted to it under this Agreement unless expressly prohibited by ERISA.

14.11   **Miscellaneous.** Except as provided in Section 19.2, no distribution or payment under this Agreement to any Member, former Member, or Beneficiary shall be subject in any manner to anticipation, sale, transfer, assignment, or encumbrance, whether voluntary or involuntary, and no attempt so to anticipate, sell, transfer, assign, or encumber the same shall be valid or recognized by the Trustee, nor shall any such distribution or payment be in any way liable for or subject to the debts, contracts, liabilities, or torts of any person entitled to such distribution or payment, except to such extent as may be required by law or expressly provided for in this Agreement. If the Trustee is notified by the Administrative Committee that any Member, former Member, or Beneficiary has been adjudicated bankrupt or has purported to anticipate, sell, transfer, assign, or encumber any such distribution or payment, voluntarily or involuntarily, the Trustee shall, if so directed by the Administrative Committee, hold or apply such distribution or payment or any part thereof to or for the benefit of such Member, former Member, or Beneficiary in such manner as the Administrative Committee shall direct.

The Administrative Committee shall administer the Plan as provided therein, and the Trustee shall not be responsible in any respect for administering the Plan, nor shall the Trustee be responsible for the adequacy of the Trust assets to meet or discharge any payments or liabilities under the Plan. The Trustee shall be absolutely protected by the Employer in relying upon any written information supplied to the Trustee by the Employer, the Compensation Committee, and the Administrative Committee, including the certification of the members.

So long as this Agreement is in effect, the Employer and/or the Administrative Committee shall file with the Internal Revenue Service and the Department of Labor, at the time and place required, the information required by federal Income Tax Regulations and the regulations of the Department of Labor. If this Agreement, after initially qualifying as a tax-exempt plan and trust under Sections 401(a) and 501(a) of the Code, shall thereafter cease to be a qualified plan and trust by reason of some act or omission on the part of an Employer or the Employers, the Employers agree to jointly and severally indemnify the Trustee and hold the Trustee harmless against any liability it may incur for federal estate or other taxes as a result of payments made from the Trust to Beneficiaries of deceased Members after it ceases to be a qualified trust.

The Trustee hereby accepts this Trust and agrees to hold, manage, and distribute the Trust assets in accordance with the provisions of this Agreement and, by reason of the acceptance of appointment, the Trustee shall have the exclusive authority and discretion to manage and control the Trust assets, except to the extent that the Trustee is subject to the direction of the Employer, the Compensation Committee, the Administrative Committee, or a properly appointed Investment Manager.

ARTICLE 15
FIDUCIARY RESPONSIBILITIES

15.1   **Allocation of Fiduciary Responsibilities.** This article sets forth the persons or entities who are fiduciaries under the Plan, procedures for the naming of additional fiduciaries, and their responsibilities. The fiduciaries shall have only those powers and duties as are specifically allocated to them under this Agreement.

15.2   **Board of Directors.** The Board of FirstMerit Corporation shall appoint and remove members of the Compensation Committee.

15.3   **Compensation Committee.** The Compensation Committee shall have sole authority to:

(a)   appoint and remove any Trustee, with the approval of the Board of FirstMerit Corporation;

(b)   appoint and remove members of the Administrative Committee;

(c)   establish, amend, terminate, merge, divide, or combine (in whole or in part) any Trust, provided that there shall at all times be at least one Trust except for such periods as all Plan benefits are funded through insurance contracts or all Plan assets are held by an insurance company; and

(d)   appoint and remove an Investment Manager, who is not a Trustee.

15.4   **Administrative Committee.** The Administrative Committee shall have sole responsibility for the administration and interpretation of the Plan, as set forth in Article 16.

15.5   **Trustee.** The Trustee shall have sole responsibility for administration of the Trust and the management of Plan assets held under the Trust, as and to the extent set forth in this Agreement. If an Investment Manager is appointed, the Trustee shall be subject to the direction of such Investment Manager insofar as the Investment Manager has such responsibility and shall neither have any liability, for the acts or omissions of such Investment Manager nor be under an obligation to invest or otherwise manage any asset of the Trust which is subject to the management of such Investment Manager. The Trustee shall follow all instructions of the Administrative Committee as to the payment of benefits from the Trust. The Trustee may not delegate any of its responsibilities unless expressly permitted to do so in this Agreement.

15.6   **Investment Manager.** The Compensation Committee shall have the authority to appoint, from time to time, with respect to any portion of the Trust, an Investment Manager meeting the requirements of Section 3(38) of ERISA. Such appointment shall be evidenced by a written instrument signed by each Employer and the Investment Manager and delivered to the Trustee. Such written instrument shall acknowledge the appointment of the Investment Manager and identify the portion of the Trust to be invested by the Investment Manager, and shall contain an acceptance by the Investment Manager of its appointment, an acknowledgment by the Investment Manager of its status as a fiduciary with respect to the Plan, and such other terms and provisions consistent with this Plan as may be approved by each Employer. The appointment of any Investment Manager may be terminated at any time by the Compensation Committee, such termination to be evidenced by a written instrument signed by each Employer and delivered to the Trustee and the Investment Manager. The Compensation Committee may appoint separate Investment Managers for separate portions of the Trust.

In the event an Investment Manager is appointed, such Investment Manager shall, to the extent specifically authorized in the appointment, direct the Trustee as to the management, acquisition, and disposition of Trust assets. No person or entity shall be an Investment Manager until he (or it) has acknowledged to the Compensation Committee that he (or it) is a fiduciary under the Plan and Trust. No Investment Manager may delegate any of its responsibilities.

15.7 **Advisors.** Any fiduciary under the Plan may employ one or more persons to render advice with regard to any responsibility such fiduciary has under the Plan. No such advisor shall be a fiduciary under the Plan. No advisor shall either be an agent of or perform any function of a fiduciary under the Plan. The reasonable cost of the services of such advisors shall be a cost of administration of the Plan.

15.8 **Delegation of Fiduciary Responsibility.** Any fiduciary under the Plan may delegate any or all of its powers or duties unless specifically prohibited from doing so in this Agreement. In the event of an authorized delegation, the delegate shall become a fiduciary under the Plan or Trust and shall assume the full burden of performing the duties or exercising the power delegated. Any fiduciary shall, after making an authorized delegation or appointment, thereafter be responsible only for having made an appropriate and prudent delegation or appointment and for changing or revoking the delegation or appointment if the performance of the delegate or appointee is not appropriate under the Plan. Any fiduciary who makes a delegation of its powers or duties shall immediately notify all other fiduciaries under the Plan of such delegation.

15.9 **Permissible Fiduciaries.** Any person or entity permitted under the Code or ERISA to act as a fiduciary with respect to the Plan or Trust may serve as such a fiduciary. Any person or entity may serve in more than one fiduciary capacity with respect to the Plan and Trust.

15.10 **Actions of Fiduciaries.** All fiduciaries under the Plan shall severally (not jointly) control and manage the operation and administration of the Plan to the extent each is empowered or directed to do so. Any directions given, information furnished, or action taken by any fiduciary shall be in accordance with the provisions of this Agreement authorizing or providing for such direction, information, or action. Furthermore, each fiduciary may rely upon any such direction, information, or action of another fiduciary as being proper under this Agreement, and is not required under this Agreement to inquire into the propriety of any such direction, information, or action. It is intended under this Agreement that each fiduciary shall be responsible for the proper exercise of its own powers and duties under this Agreement and shall not be responsible for any act or failure to act of another fiduciary.

15.11 **Compensation.** The Plan shall pay reasonable compensation, as determined by the Administrative Committee, to all fiduciaries, except members of the Boards of Directors, the Compensation Committee, and the Administrative Committee. No Employee shall receive any compensation from the Plan regardless of the nature of his service to the Plan.

15.12 **Investment of Plan Assets.** All assets of the Plan shall be invested and reinvested in such a manner so as to comply with the applicable provisions of this Agreement and so as not to violate any duty imposed by this Agreement, by ERISA, or by the Code on the fiduciary charged with investment responsibility. The investments of the Trust shall be diversified so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so. Notwithstanding the foregoing, the portion of the Trust attributable to the ESOP created pursuant to Article 20 shall be invested primarily in Employer Stock.

15.13 **General Fiduciary Duties.** Each fiduciary shall discharge its duties with respect to the Plan or Trust in the interest of the Members and other Beneficiaries, for the exclusive purpose of providing benefits to Members and their Beneficiaries and for defraying reasonable expenses of administering the Plan or Trust. Each fiduciary shall also discharge its duties with respect to the Plan or Trust with the care, skill, prudence, and diligence, under the circumstances then prevailing, that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims. No fiduciary shall engage in or cause the Plan or Trust to engage in a prohibited transaction as such term is defined in either Section 406 of ERISA or Section 4975 of the Code.

15.14 **Exculpatory Provision.** Except to the extent that this section is void under Section 410 of ERISA, no fiduciary that is an Employer, Affiliated Employer, or an employee thereof shall be liable for any act, omission, determination, or construction made by such fiduciary, his agents, or advisors, except to the extent that the same constitutes willful misconduct.

ARTICLE 16
ADMINISTRATIVE COMMITTEE

16.1 **Composition.** The Administrative Committee shall consist of at least three (3) members, all of whom shall be officers or management personnel of the Employer. A member shall be automatically removed when he is no longer eligible to be a member. Each member shall serve, unless he is removed, until the date specified in his resignation, which is not effective until it is received by the secretary of the Compensation Committee. If a member is removed, he shall cease to be a member immediately.

16.2 **Duties and Powers.** The Administrative Committee shall have the powers necessary to discharge its duties hereunder. Such duties include, but are not limited to, the following:

(a)   to make all determinations as to the right of any person to a benefit under the Plan and to review denied claims for benefits, as further provided in Section 16.3;

(b)   to comply with ERISA and governmental regulations issued thereunder relating to records of Members and Beneficiaries, notifications or other disclosure to Members and Beneficiaries, annual registration with and reports to the Department of Labor,

(c)   to construe and interpret the Plan, decide all questions of eligibility (including eligibility to participate and eligibility for benefits), and determine the amount, manner, and time of payment of any benefits hereunder,

(d)   to prescribe procedures to be followed by Members or Beneficiaries filing applications for benefits;

(e)   to prepare and distribute, in such manner as the Administrative Committee determines to be appropriate, information explaining the Plan;

(f)   to receive from any Employer and from Members and Beneficiaries such information as shall be necessary for the proper administration of the Plan;

(g)   to furnish the Compensation Committee and any Employer, upon request, reports with respect to the administration of the Plan;

(h)   to receive, review, and keep on file (as it deems convenient or proper) reports of the financial condition, and of the receipts and disbursements, of the Trust from the Trustee;

(i)   to establish and carry out a funding policy and method consistent with the objectives of the Plan and the requirements of applicable law, as may be appropriate from time to time to meet the liquidity requirements for the administration of the Plan, and to review such funding policy at least annually;

(j)   to establish a written procedure to determine the qualified status of domestic relations orders and to administer distributions under such qualified orders; and

(k)   to establish investment funds for purposes of the investment of Trust assets. The Administrative Committee shall have no power to add to, subtract from, or modify any of the terms of the Plan, to change or add to any benefits provided by the Plan, or to waive or fail to apply any requirements of eligibility for benefits under the Plan.

16.3   **Claims Procedure.** A formal application for benefits generally not required to be made in writing by a Member or Beneficiary. However, if a Member or Beneficiary does not receive the benefit to which such person believes he or she is entitled, such person may make a formal application in writing to the Administrative Committee, which shall decide the claim. If such claim is wholly or partially denied, the Administrative Committee shall, within a reasonable period of time, but no later than ninety (90) days after receipt of the claim, notify the claimant in writing of the denial, unless special circumstances require an extension of the time for deciding the claim; in which case the decision will be rendered as soon as reasonably possible, but not later than 180 days after the initial receipt of the claim for benefits. Such notice of denial shall be written in language calculated to be understood by the claimant and shall include the specific reason(s) for the denial, specific reference to pertinent Plan provision(s) on which denial is based, a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary, and appropriate information as to the steps to be taken if the claimant wishes to submit his claim for review.

Within sixty (60) days after receipt by a claimant of the notice of denial, or such later time as is reasonable taking into account the nature of the claim and other attendant circumstances (but not later than an additional 60 days), the claimant may file a written request with the Administrative Committee for a full and fair review of the denial. In connection with such review, the claimant or his representative may review pertinent documents and may submit issues and comments in writing. No later than sixty (60) days after receipt of the request for review, the decision on review made by the Administrative Committee shall be delivered in writing to the claimant. Such decision shall be written in language calculated to be understood by the claimant and shall include the specific reason(s) for the decision and specific references to pertinent Plan provision(s) on which the decision is based. The decision shall also include a statement of the claimant's right to bring an action under Section 502(a) of ERISA.

16.4   **Rules and Decisions.** The Administrative Committee may adopt such rules as it deems necessary, desirable, or appropriate. All rules and decisions of the Administrative Committee shall be uniformly and consistently applied to all Members and Beneficiaries in similar circumstances in a nondiscriminatory manner. When making a determination or calculation, the Administrative Committee shall be entitled to rely upon information furnished by a Member or Beneficiary, an Employer, the legal counsel of an Employer, the Trustee, or an advisor.

16.5   **Authorization of Benefit Payments.** The Administrative Committee shall issue directions to the Trustee concerning all benefits which are to be paid from the Trust pursuant to the provisions of the Plan. All such directions shall be in accordance with the Plan.

ARTICLE 17
ADOPTION BY OTHER EMPLOYERS

17.1   **Method of Adoption.** Any Affiliated Employer may adopt this Plan and Trust and become a Participating Employer, either by merger agreement or adoption agreement, provided that the Board of FirstMerit Corporation approves such adoption.

17.2   **Delegation Upon Adoption.** Upon the effective date of the Plan and Trust with respect to a Participating Employer which adopts the Plan and Trust, such Participating Employer shall be included in the definition of Employer under this Plan and shall delegate all fiduciary and other responsibilities allocated under this Agreement to the fiduciaries appointed or designated under Article 15. By signature of its duly appointed officer hereon, each Participating Employer shall be deemed to have designated FirstMerit Corporation to act as its agent with full authority to act on its behalf in connection with the following matters: (a) the amendment of the Plan, in whole or in part; (b) the appointment of additional or successor trustees hereunder; and (c) the appointment of persons to serve as members of the Administrative Committee.

17.3   **Employer Contributions.** Each Participating Employer, upon adopting the Plan and Trust, shall have the obligation to pay the contributions required with respect to its own Employees, and no other Employer shall have such obligation.

17.4   **Removal.** The Board of FirstMerit Corporation may, in its absolute discretion, terminate the participation in the Plan and Trust of any Participating Employer at any time such Participating Employer is no longer an Affiliated Employer or fails to discharge its obligations under the Plan or Trust.

ARTICLE 18
AMENDMENTS, MERGER, AND PLAN TERMINATION

18.1 **Amendments.** FirstMerit Corporation, as agent for the Participating Employers, reserves the right to make from time to time any amendment or amendments to this Agreement which do not cause any part of the Trust to be used for, or diverted to, any purpose other than the exclusive benefit of Members or their Beneficiaries, including any amendment it determines necessary or desirable to comply with ERISA, the Code, or other applicable law. Any such amendment shall be adopted by formal action of the Board of FirstMerit Corporation, duly taken with or without a meeting, and shall be evidenced by an instrument in writing executed by the duly appointed officer of FirstMerit Corporation.

The participation in the Plan of Employers other than FirstMerit Corporation shall not limit the power of FirstMerit Corporation under the foregoing provisions, and amendments by FirstMerit Corporation shall be binding upon all other Employers to the extent accepted by such other Employers. Acceptance by each such other Employer shall be presumed.

Except as permitted by regulations [including Regulation §1.411(d)-4)], no Plan amendment or transaction having the effect of a Plan amendment (such as a merger, plan transfer, or similar transaction) shall be effective if it eliminates or reduces any "Section 411(d)(6) protected benefit" or adds or modifies conditions relating to Section 411(d)(6) protected benefits, the result of which is a further restriction on such benefits, unless such protected benefits are preserved with respect to benefits accrued as of the later of the adoption date or effective date of the amendment. "Section 411(d)(6) protected benefits" are benefits described in Code Section 411(d)(6)(A), early retirement benefits and retirement-type subsidies, and optional forms of benefits. Furthermore, no amendment to the Plan shall have the effect of decreasing a Member's vested interest determined without regard to such amendment as of the later of the date such amendment is adopted or becomes effective.

18.2 **Successor Employer.** In the event of the dissolution, merger, consolidation, or reorganization of an Employer, provision may be made by which the Plan and Trust will be continued by the successor; and, in that event, such successor shall be substituted for the Employer under the Plan and Trust. The substitution of the successor shall constitute an assumption of Plan liabilities by the successor, and the board of directors of the successor shall have all of the powers, duties, and responsibilities of the Boards under the Plan and Trust.

18.3 **Merger or Consolidation of Plan.** In the event of any merger or consolidation of the Plan with, or transfer in whole or in part of the assets and liabilities of the Trust to another trust fund held under any other plan of deferred compensation maintained or to be established for the benefit of all or some of the Members of this Plan, the assets of the Trust applicable to such Members shall be transferred to the other trust fund only if:

(a) each Member would (if either this Plan or the other plan then terminated) receive a benefit immediately after the merger, consolidation, or transfer which is equal to or greater than the benefit he would have been entitled to receive immediately before the merger, consolidation, or transfer (if this Plan had then terminated);

(b)   resolutions of the Boards of all Employers under this Plan, and of any new or successor employer of the affected Members, shall authorize such transfer of assets; and, in the case of the new or successor employer of the affected Members, its resolutions shall include an assumption of liabilities with respect to such Members' inclusion in the new employer's plan; and

(c)   such other plan and trust are qualified under Sections 401(a) and 501(a) of the Code.

18.4   **Right to Terminate.** This Plan may be terminated in its entirety at any time by action of the Board of FirstMerit Corporation. Upon termination or complete discontinuance of contributions under the Plan, the amounts credited to Members' Aggregate Accounts shall be one hundred percent (100%) vested and nonforfeitable. If the Plan is terminated, the Trust shall be held for distribution by the Trustee, who shall distribute to the Members then participating in the Trust the full amount standing to their credit, less the administrative costs to the Trustee for such distribution, in accordance with Section 12.5.

In the event of the dissolution of an Employer, or in the event of a merger, consolidation, or reorganization of an Employer with an entity that is not an Employer under the Plan, the Plan shall be treated as if a partial termination under Section 18.5 has occurred with respect to the Members employed by such Employer unless the Plan is continued by a successor to the Employer in accordance with Section 18.2.

18.5   **Partial Termination.** Any Employer may terminate the Plan and Trust with respect to it and its Employees at any time, provided that the Board of FirstMerit Corporation approves such termination. Upon termination of the Plan and Trust with respect to a group of Members which constitutes a partial termination of the Plan, the amounts credited to the affected Members' Aggregate Accounts shall be one hundred percent (100%) vested and nonforfeitable, and the Trustee shall allocate and segregate for the benefit of the Members then or theretofore employed by the Employer with respect to which the Plan and Trust is being terminated the proportionate interest of such Members in the Trust. Such proportionate interest shall be determined by the Trustee. The funds so allocated and segregated shall be used by the Trustee to pay benefits to or on behalf of Members in accordance with Section 12.5.


ARTICLE 19
MISCELLANEOUS


19.1   **Members' Rights; Acquittance.** Except as may be specifically provided for by law, neither the establishment of this Plan nor any modification thereof nor the creation of any fund or account nor the payment of any benefits shall be construed as giving any Employee or Member or other person any legal or equitable right against the Employer or any officer or employee thereof, or the Trustee, except as herein provided. Under no circumstances shall the terms of employment of any Employee or Member be modified or in any way affected hereby.

19.2   **Spendthrift Clause.** Except as provided in this section below, the right of any Member or Beneficiary to any benefit or to any payment hereunder shall not be subject to alienation or assignment to the extent provided by Code Section 401(a)(13).

The preceding paragraph shall also apply to the creation, assignment, or recognition of a right to any benefit payable with respect to a Member pursuant to a domestic relations order, unless such order is deemed by the Administrative Committee to be a "qualified domestic relations order" as defined in Section 414(p) of the Code.

Notwithstanding the foregoing in this Section 19.2, a Member's benefit may be offset by an amount that the Member is ordered or required to pay to the Plan, if the order or requirement to pay arises under any of the following:

(a)   A judgment of conviction for a crime involving the Plan;

(b)   A civil judgment (including a consent order or decree) entered by a court in an action brought in connection with a violation (or alleged violation) of part 4 of subtitle B of title I of ERISA;

(c)   Pursuant to a settlement agreement between the Secretary of Labor and the Participant, or a settlement agreement between the Pension Benefit Guaranty Corporation and the Participant, in connection with a violation (or alleged violation) of part 4 of subtitle B of title I of ERISA by a fiduciary or any other person; or

(d)   The enforcement of a Federal tax levy made pursuant to Code Section 6331.

The judgment, order, decree or settlement agreement must expressly provide for the offset against the Member's Plan benefit of all or part of the amount ordered or required to be paid to the Plan.

19.3   **Plan Expenses.** Upon request by the Administrative Committee, the Trustee shall pay from Trust assets all expenses reasonably incurred in the administration of the Plan and Trust, to the extent not paid by the Employer. The Plan may charge each Member's Aggregate Account for the administrative expenses of the Plan, and may charge each Member and alternate payee for the cost of the approval of a qualified domestic relations order.

19.4   **Delegation of Authority by Employer.** Whenever an Employer under the terms of this Plan is permitted or required to do or perform any act or matter or thing, it shall be done or performed by any officer thereunto duly authorized by its Board.

19.5   **Construction of Agreement.** This Agreement shall be construed according to the laws of the State of Ohio, and all provisions hereof shall be administered according to the laws of such state, unless superseded by federal law.

19.6   **Gender and Number.** When used herein, the masculine gender includes the feminine gender and the singular may include the plural, unless the context clearly indicates the contrary.

19.7 **Legal Actions.** Except as may be specifically provided for by law, in any action or proceeding involving the Trust or any property constituting part or all thereof, or the administration thereof, the Administrative Committee and the Trustee shall be the only necessary parties, and no Employees or former Employees of any Employer or their Beneficiaries or any other person having or claiming to have an interest in the Trust or under the Plan shall be entitled to any notice of process.

Except as may be specifically provided for by law, any final judgment which is not appealed or appealable that may be entered in any action or proceeding shall be binding and conclusive on the parties hereto and all persons having or claiming to have any interest in the Trust or under the Plan.

ARTICLE 20
SPECIAL PROVISIONS RELATING TO THE ESOP

20.1 **Establishment of ESOP.** The portion of the Plan comprised of Members' ESOP Accounts is hereby established and segregated as a stock bonus Plan as defined in Treasury Regulation Section 1.401(b)(1)(iii) and a non-leveraged employee stock ownership plan ("ESOP") satisfying the requirements of Section 409 and 4975(e)(7) of the Code. The ESOP is intended to be invested primarily in Employer Stock. Except as specifically provided in this Article 20, the provisions of this Article 20 shall not affect any beneficiary designations or any other applicable agreements, elections, or consents that Members, spouses, or beneficiaries validly executed under the terms of the Plan before the execution date of the Plan amendment which first adopts this Article 20; and such designations, agreements, elections, and consents shall continue to apply to a Member's Aggregate Account, including his ESOP Account, in the same manner as they did prior to such amendment.

20.2 **ESOP Account.** The Administrative Committee shall establish an account ("ESOP Account") in the name of each Member and shall thereafter maintain a record thereof. Each Member's ESOP Account shall be divided into the following subaccounts: an "Employee Contribution ESOP Account," a "Matching Contribution ESOP Account," a "Supplemental Retirement ESOP Account" - (Effective as of January 1, 2002, a Member's Supplemental Matching ESOP Account shall be merged with his Matching Contribution ESOP Account), and an "Employer Retirement ESOP Account."

A Member's Supplemental Retirement ESOP Account shall mean the Employer Stock previously allocated to the Member's Supplemental Retirement Account which was transferred to the Supplemental Retirement ESOP Account, and all Employer Stock allocated to a Member's Discretionary Employer Contributions Account.

A Member's Matching ESOP Contribution Account shall mean the Employer Stock previously allocated to the Member's Matching Contribution Account and all Employer Stock allocated to a Member's Matching Contribution ESOP Account.

A Member's Employee Contribution ESOP Account shall mean the Employer Stock allocated to a Member's Employee 401(k) Account, Catch-up Employee 401(k) Account, Employee Post-Tax Account, Employee Rollover Account, Pre-merger Employer Account and Employer Transfer Account.

An Employer Retirement ESOP Account shall mean the Employer Stock allocated to a Member's Profit Sharing Contributions Account and Retirement Investment Plan Account.

The ESOP Account of each Member shall be credited and debited periodically during each Plan Year in which the ESOP is maintained with any additions or reductions in the number of shares of Employer Stock held by such Member in his ESOP Account due to the reallocation of the investment of the Member's Accounts in accordance with Sections 9.1 and 20.4 and with any stock and cash dividends paid on Employer Stock held in the Member's ESOP Account.

An account described in this Section 20.2 may be further subdivided to the extent necessary in order to separate Employer Stock from other investments.

20.3 **Put Option.** If Employer Stock held in a Member's ESOP Account becomes not readily tradable on an established market, then any Member who is entitled to a distribution of his ESOP Account and who elects to receive a distribution of such Employer Stock from his ESOP Account, shall have the right (hereinafter referred to as a "Put Option") to require that the Employer repurchase any such Employer Stock distributed to him under a fair valuation formula. The Put Option shall be exercised only by written notice to the Employer during the sixty (60)-day period immediately following the date of distribution and if the Put Option is not exercised within such sixty (60)-day period, it can be exercised for an additional period of sixty (60) days in the following Plan Year. The period during which the Put Option is exercisable shall not include any time when the Member is unable to exercise it because the Employer is prohibited from honoring the Put Option by applicable federal or state law. In the case the Plan ceases to be an employee stock ownership plan, the Put Option shall be non-terminable.

In no event shall the Plan agree to acquire Employer Shares from a security holder at an indefinite time determined upon the happening of an event such as the death of the holder.

The amount paid for Employer Stock pursuant to the exercise of a Put Option shall be paid in substantially equal periodic payments (not less frequently than annually) over a period beginning not later than thirty (30) days after the exercise of the Put Option and not exceeding five (5) years. There shall be adequate security provided and reasonable interest paid on the unpaid balance due under this Section 20.3.

20.4 **Diversification of Investments.** A Member shall be permitted to direct the investment of his Employee Contribution ESOP Account, Matching Contribution ESOP Account, Supplemental Retirement ESOP Account, and Employer Retirement Account in accordance with Section 9.1.

20.5   **Distribution of Dividends on Employer Stock**. With regard to cash dividends that are attributable to the Employer Stock held in the Member's ESOP Account, the Administrative Committee shall permit a Member to direct the Plan to:

(a)   Distribute to the Member such dividends that are received by the Trustee in cash within 90 days after the end of the Plan Year in which such dividends are paid;

(b)   Arrange to have such dividends distributed to the Member in cash directly by a dividend disbursement agent selected by the Administrative Committee; or

(c)   Reinvest such dividends in the Member's ESOP Account.

A Member's election shall be made in writing or in such other manner as the Administrative Committee shall approve or direct. The Member's election must remain in effect for a period ending on the first anniversary of the date that the Member made his election to reinvest the dividends allocable to his ESOP Accounts in Employer Stock, except that if there is a change in the Plan terms governing the manner in which the dividends are paid or distributed, the Member must be given a reasonable opportunity to make an election under the new plan terms prior to the date on which the first dividend subject to the new plan terms is paid or distributed. If a Member elects to reinvest the dividends allocable to his ESOP Account, such dividends shall be invested in Employer Stock which shall be allocated to the Member's account in which such shares are held. To the extent the Member does not make an election, such dividends shall be invested in Employer Stock and allocated to the Member's account. All dividends paid in accordance with this Section shall be fully vested when contributed.

APPENDIX A
SPECIAL PROVISIONS FOR CERTAIN ACQUISITIONS

A1.1   **Provisions for First Bank.** The following provisions of the Plan shall apply to Employees of FirstMerit Corporation who, immediately prior to the date the assets of the Asset Based Lending Group or the Chicago Banking Group were acquired by FirstMerit Corporation, were employed by First Bank working for the Asset Based Lending Group ["Asset Based Lending Group Employee(s)"] or the Chicago Banking Group ["Chicago Banking Group Employee(s)"].

Each Asset Based Lending Group Employee shall:

(a)   be given credit, in determining such person's Years of Service (solely for the purpose of calculating such person's vesting service) for such person's employment with First Bank or its Affiliated Employers; and

(b)   become a Member and (i) eligible to commence participation in the Plan for the purpose of making Employee 401(k) Contributions pursuant to Section 5.2 and 5.3, and receiving Matching Contributions pursuant to Section 5.4, effective on and after January 1, 2010; and (ii) receive contributions in accordance with Section 5.1 (Discretionary Employer Contributions), Section 5.11 (Employer Profit Sharing Contributions) and Section 5.12

(Retirement Income Contributions), effective on and after the date of closing. For the purpose of this paragraph (b)(ii), a Member's Compensation shall only include amounts credited to such person after he becomes an employee of FirstMerit Corporation.

Each Chicago Banking Group Employee shall:

(a)   be given credit, in determining such person's Years of Service (solely for the purpose of calculating such person's vesting service) for such person's employment with First Bank or its Affiliated Employers; and

(b)   become a Member and (i) eligible to commence participation in the Plan for the purpose of making Employee 401(k) Contributions pursuant to Section 5.2 and 5.3, and receiving Matching Contributions in accordance with Section 5.4, effective on and after April 1, 2010; and (ii) receive contributions in accordance with Section 5.1 (Discretionary Employer Contributions), Section 5.11 (Employer Profit Sharing Contributions) and Section 5.12 (Retirement Income Contributions), effective on and after the date of closing. For the purpose of this paragraph (b)(ii), a Member's Compensation shall only include amounts credited to such person after he becomes an employee of FirstMerit Corporation.

A1.2   **Provisions for George Washington Savings Bank.** The following provisions of the Plan shall apply to Employees of FirstMerit Corporation who, immediately prior to the date the assets of the George Washington Savings Bank were acquired by FirstMerit Corporation, were employed by George Washington Savings Bank ["George Washington Savings Bank Employee(s)"].

Each George Washington Savings Bank Employee shall:

(a)   be considered as being hired by the Employer as of February 22, 2010; and

(b)   become a Member and (i) eligible to commence participation in the Plan for the purpose of making Employee 401(k) Contributions pursuant to Section 5.2 and 5.3, and receiving Matching Contributions pursuant to Section 5.4, effective on and after April 1, 2010, provided such individuals have attained the age of 21 by such date; and (ii) receive contributions in accordance with Section 5.1 (Discretionary Employer Contributions), Section 5.11 (Employer Profit Sharing Contributions) and Section 5.12 (Retirement Income Contributions), effective on and after April 1, 2010. For the purpose of this paragraph (b)(ii), a George Washington Saving Bank Employee's Compensation shall only include amounts credited to such person on and after February 20, 2010.

The Plan will not accept any loans held by George Washington Savings Bank Employees from its current profit sharing plan.

A1.3   **Provisions for Midwest Bank and Trust Co.** The following provisions of the Plan shall apply to Employees of FirstMerit Corporation who, immediately prior to the date the assets of the Midwest Bank and Trust Co., were acquired by FirstMerit Corporation, were employed by Midwest Bank and Trust Co. ["Midwest Bank Employee(s)"].

Each Midwest Bank Employee shall:

(a)   be considered as being hired by the Employer as of May 15 2010; and

(b)   become a Member and (i) eligible to commence participation in the Plan for the purpose of making Employee 401(k) Contributions pursuant to Section 5.2 and 5.3, and receiving Matching Contributions pursuant to Section 5.4, effective on and after July 1, 2010, provided such individuals have attained the age of 21 by such date; and (ii) receive contributions in accordance with Section 5.1 (Discretionary Employer Contributions), Section 5.11 (Employer Profit Sharing Contributions) and Section 5.12 (Retirement Income Contributions), effective on and after July 1, 2010 For the purpose of this paragraph (b)(ii), a Midwest Bank Employee's Compensation shall only include amounts credited to such person on and after July 1, 2010.

The Plan will not accept any loans held by Midwest Bank Employees from its current profit sharing plan.

The Plan will not accept any after-tax contributions (including Roth contributions) held by Midwest Bank Employees from its current profit sharing plan.

A1.4   **Provisions for Citizens Republic Bancorp, Inc.**

(a)   Merger

Effective as of the close of business on December 31, 2013, the assets of the Citizens Republic Bancorp 401(k) Plan ("Citizens Plan") will be transferred to this Plan and held by the Trustee, with this Plan being the survivor plan. Thereafter, the Citizens Plan will cease to exist, and the benefits that are being provided or are to be provided to benefit recipients under the former Citizens Plan shall be provided under this Plan.

(b)   Membership

A former participant in the Citizens Plan who is an Employee of an Employer on January 1, 2014 shall commence participation in this Plan on such date and shall be a Member. All other former employees in the Citizens Plan who are Employees of an Employer shall commence participation in the Plan after satisfaction of the membership requirements set forth in Section 2.1. After commencing participation in the Plan, the persons described in this section may also be referred to below as a "Citizens Member," "Citizens Members," or "former Citizens Members." The provisions of this Plan shall also apply in the same manner to Citizens Members or former Citizens Members except as provided below.

(c)   Accounts

The Citizens Plan maintained the following accounts for its participants: discretionary match, employee pre-tax, employer non-elective, frozen after-tax, matching contribution, prior ESOP, prior profit sharing, and rollover accounts. Such accounts shall be transferred to similar accounts maintained by the Plan for the benefit of such former participants, to the extent administratively practicable and as permitted by the Administrative Committee, except that the discretionary match account will be held by the Plan in its Pre-Merger Employer ESOP Account.

(d)   Vesting

Citizens Members shall vest in their discretionary match accounts transferred to the Plan in accordance with the vesting schedule that was applicable to such accounts while maintained by the Citizens Plan. This vesting schedule generally provides that a Citizens Member will fully vest in his or her discretionary match account after three Years of Service, with no vesting being credited to the Citizens Member prior to three Years of Service. Regardless of the preceding vesting schedule, a Citizens Member will be 100 percent vested in his or her discretionary match account on and after the attainment of age 62 while employed by the Employer or an Affiliated Employer, and prior Republic Bancorp, Inc. Tax Deferred Savings Plan participants will be 100 percent vested in their prior non-safe harbor matching contributions made before January 1, 2007 on December 1, 2007, if such persons were actively employed by a participating employer on such date.

Amounts described in this subsection (d) shall be forfeited or reinstated in the same manner as provided in Section 11.3, except that the following definitions shall apply.

For the purpose of this subsection (d):

(i)   "Years of Service" shall mean the sum of: (A) the total of the number of Years of Service credited to the Citizens Member by the Citizens Plan as of December 31, 2013; and (B) the total number of Plan Years commencing on and after January 1, 2014 in which the Citizens Member is credited with at least 1,000 Hours of Service.

(ii)   "Hours of Service" shall have the meaning as set forth in Section 1.35 of the Plan.

(iii)   "Break in Service" shall have the meaning as set forth in Section 1.6 of the Plan.

(e)   Forms of Benefits

To the extent permitted by Treasury Regulation §1.411(d)-4(e), a Citizens Member, former Citizens Member, or Beneficiary of the same who is a Surviving Spouse and who has not elected a form of distribution prior to January 1, 2014, may elect to receive to receive a distribution when eligible in either the form of either a single lump sum distribution or an installment distribution over a period not exceeding 10 years, as further described and in accordance with Section 12.5 of the Plan. A non-spouse Beneficiary of a Citizens Member or former Citizens Member who is eligible to receive a distribution from the Plan shall be entitled to elect to receive a distribution in the form of a single lump sum.

(f)   In-Service Distributions

A Citizens Member's after-tax contributions may be withdrawn at any time in accordance with Section 12.10. A Citizens Member's rollover contributions may also be withdrawn at any time in a manner similar to that set forth in Section 12.10.

On and after the attainment of age 59 ½, a Citizens Member may withdraw the greater of: (A) the amounts described in Section 12.11; or (B) the vested amounts transferred to this Plan from the Citizens Plan on December 31, 2013 (excluding the amounts formerly classified as a prior ESOP account).

A Citizens Member who incurs a hardship may make a withdrawal from his or her accounts the greater of: (C) the amounts described in Section 12.12; or (D) the amount of his or her employee contribution accounts transferred to the Plan from the Citizens Plan on December 31, 2013.

(g)   Loans

Loans made to Citizens Members prior to January 1, 2014 shall continue to be made in accordance with the provisions of the Citizens Plan and its loan program. On and after January 1, 2014, loans made to Citizens Members shall be made in accordance with Section 12.15.

IN WITNESS WHEREOF, the Employers, by and through their duly designated agent, FirstMerit Corporation, and the Trustee have caused this amended and restated Plan to be executed this 23rd day of December, 2013.

FIRSTMERIT CORPORATION

By:_/s/ Christopher J. Maurer __

Its:_Executive Vice President__

FIRSTMERIT BANK, N. A.

By:__/s/ Samuel M. Lincoln_____

Its:___Vice President_____